FIVE KEYS TO GLOBAL GROWTH KIMBERLY-CLARK 2001 ANNUAL REPORT

CORP


CASH FLOW
2001
$2.3 BILLION
HUGGIES
Cottonelle
4 ROLLS
SAFESKIN
LATEX GLOVES
Scott
magnum
Kotex
Lightdays

Kimberly-Clark is a $14.5 billion global consumer products company employing more than 64,000 people worldwide. Our tissue, personal care and health care products are manufactured in 42 countries and sold in more than 150. We are home to some of the world's most trusted and recognized brands, including Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend. Nearly one-fourth of the world's population, or 1.3 billion people, use Kimberly-Clark products each year. We have been one of FORTUNE magazine's "Most Admired" corporations since 1983 and were recently named to its list of "100 Best Companies to Work For in America."

1 To Our Shareholders
6 Global Brands
8 Global Markets
10 Global Investments
12 Global Customers
14 Global Segments
16 Financial Section
65 Board of Directors
66 Officers
67 Worldwide Facilities
68 Additional Information
69 Global Citizen

PROFILE BY GEOGRAPHY
2001 Revenues Including Affiliates
☐ North America
☐ Europe
☐ *Asia, Latin America, Africa, Middle East*



55%
15%
30%

BOTTOM-LINE GROWTH
EPS Before Unusual Items



$2.36
$2.44
$2.98
$3.32
$3.27
97
98
99
00
01

Earnings before unusual items declined 1.5 percent to $3.27 per share in 2001 in the face of some of the most difficult business conditions in recent memory. Everyone at Kimberly-Clark is disappointed with that performance, but we have not allowed short-term factors to deter us from building on our fundamental strengths. In fact, cash provided by operations increased 6 percent to $2.3 billion in 2001, enabling us to invest at a record level in the future growth of your company. We want to thank our more than 64,000 employees around the world whose dedication and hard work helped make this possible. ☐ We will spend much of this letter telling you about our investment plans and how they will help us meet our long-term objectives—delivering sales growth of 6 to 8 percent and increasing earnings per share before unusual items at a double-digit rate. Let's start, though, with a recap of 2001. ☐ No one could have predicted the challenges that would confront most multinational companies last year. The U.S. dollar hit a 15-year high, natural gas and electricity costs spiked during the first half of the year, and a weakening global economy was dealt an additional blow by the tragedies of September 11. The strong dollar and high energy costs alone cost Kimberly-Clark 18 cents per share, over half of our planned earnings growth for the year. ☐ In Latin America, economic problems in Brazil and Argentina, along with intense price competition, contributed to weak results for operations there. In addition, as the U.S. economy slowed in 2001, so did our business-to-business operations. Fortunately, the outlook for these businesses should improve as the U.S. economy emerges from its recession. ☐ Making record investments in our future: Despite these short-term challenges, we continued investing to build competitive advantages that will serve Kimberly-Clark well in 2002 and beyond. What are some of the investments we made? They include the start-up of three new

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2001	2000	CHANGE
Net sales	$14,524.4	$13,982.0	3.9%
Operating profit[(A)]	2,338.2	2,633.8	-11.2%
Net income	1,609.9	1,800.6	-10.6%
Diluted net income per share[(B)]	3.02	3.31	-8.8%
Dividends paid per share	1.11	1.07	3.7%
Cash provided by operations	2,253.8	2,133.2	5.7%
At December 31:			
Total assets	15,007.6	14,479.8	3.6%
Ratio of net debt and preferred securities to capital	38.9%	35.2%	10.5%
Common stock price per share	59.80	70.69	-15.4%

(A) IN 2001 AND 2000, NET CHARGES (CREDITS) FOR UNUSUAL ITEMS INCLUDED IN OPERATING INCOME TOTALED $212.9 MILLION AND $(1.1) MILLION, RESPECTIVELY. EXCLUDING THESE ITEMS, OPERATING PROFIT WAS $2,551.1 MILLION, OR 17.6 PERCENT OF SALES, IN 2001 AND $2,632.7 MILLION, OR 18.8 PERCENT OF SALES, IN 2000.

(B) EARNINGS PER SHARE BEFORE UNUSUAL ITEMS WERE $3.27 IN 2001 AND $3.32 IN 2000. SEE MANAGEMENT'S DISCUSSION AND ANALYSIS FOR A DESCRIPTION OF THE UNUSUAL ITEMS.

TO OUR SHAREHOLDERS IN 2001, CASH FLOW INCREASED TO $2.3 BILLION.

proprietary UCTAD (uncreped through-air dried) tissue machines, the acquisition of a leading Italian diaper manufacturer, significant improvements to our product manufacturing platforms around the world and the largest information systems upgrade in our history. We also introduced a new product, Cottonelle Fresh rollwipes, an innovative, premoistened wipe on a roll. In all, capital spending was $1.1 billion. ☐

We've talked a lot in recent annual reports about our UCTAD advanced technology, which we introduced in Kleenex Cottonelle bathroom tissue in 1998. This proprietary technology allows us to manufacture consumer-preferred products with superior strength, softness and absorbency while using less fiber. It will support the continued growth of Scott towels and Cottonelle bathroom tissue in the United States, Scottex bathroom tissue in Europe and Kleenex Scottfold hand towels from K-C Professional in Europe and North America. Our Latin American tissue business will benefit from the start-up of tissue machines in El Salvador and Colombia as well. These machines are enabling us to replace older less-efficient equipment, streamline operations and increase productivity in that region. ☐ Our acquisition of Italian diaper manufacturer Linostar in January 2001 gave us a 21 percent share of



CHAIRMAN & CHIEF EXECUTIVE OFFICER WAYNE R. SANDERS

OUR PROPRIETARY UCTAD TECHNOLOGY ALLOWS US TO MANUFACTURE



Italy's $500 million diaper market. It also helped boost our share of the $16 billion global diaper market to 29 percent. Over the past year, we've successfully moved Linostar's premium diaper products and our other premium diapers to common global manufacturing platforms. This allows us to reduce manufacturing costs and to implement product improvements more rapidly around the world. □ Our information systems upgrade will help reduce administrative costs and standardize Kimberly-Clark's supply chain infrastructure beyond North America. This upgrade is integral to a larger series of initiatives we call "Go To Market" that are driving costs out of every part of our supply chain. Based on leading-edge SAP R/3 enterprise software, the upgrade went live in France and Australia in 2001, with Latin America and other parts of Europe and Asia/Pacific scheduled to ramp up in 2002. □ As for Cottonelle Fresh rollwipes, we are generating higher levels of consumer trial in the southeastern United States but are still in the relatively early stages of gaining in-market experience. We remain optimistic about the future of rollwipes and will likely make a decision mid-year about expanding its availability beyond the Southeast. □ Despite the results of the past year, we believe our top- and bottom-line goals are well within reach. We may not reach them every quarter, or even every year, but we have averaged 6 to 8 percent sales growth and double-digit earnings growth over the past 3-, 10- and 15-year

PRESIDENT & CHIEF OPERATING OFFICER THOMAS J. FALK

TISSUE PRODUCTS WITH SUPERIOR STRENGTH, SOFTNESS AND ABSORBENCY.

periods. Today, our prospects are stronger than ever. □ **Driving growth through global brands, product innovation:** We have product improvements on the way in every category, and our cash flow strength permits us to support our brands with comprehensive advertising campaigns and promotions. Kimberly-Clark products also have outstanding growth opportunities, particularly outside North America. For example, less than 20 percent of our adult care and child care sales come from other regions. With well-known, trusted brand names such as Depend and Poise in the former category and Pull-Ups, Little Swimmers and GoodNites in the latter, we stand to benefit as income levels and per capita consumption rise in the rest of the world. Similarly, usage of tissue products in developing markets is today only at a fraction of U.S. levels, ranging from 10 percent in Asia to 30 percent in Latin America. □ Our nonconsumer businesses (K-C Professional, Health Care, Neenah Paper, Technical Paper and Nonwovens) should benefit from our decision to organize them into a new segment: Business-to-Business (B2B). This new organization will improve top- and bottom-line performance by taking advantage of the scale and commonality of these businesses. We also will be able to more efficiently implement the Go-To-Market strategies that have proven so successful in our consumer businesses. Based on our new segment alignment, B2B accounts for approximately 25 percent of global sales. Our two larger segments, Personal Care and Consumer Tissue, generate about 40 percent and 35 percent of our sales, respectively. □ Within the B2B segment, it's worth noting that our health care business enjoyed double-digit volume growth and more than 20 percent growth in operating profit in 2001. Kimberly-Clark has achieved both volume growth and cost savings from the acquisitions of Tecnol, Ballard and Safeskin. With more than 90 percent of our health care sales presently in North America, we anticipate additional growth as we expand in other regions. □

In the coming year, we expect to drive the company's sales growth with volume gains in the mid-single digits. We do not foresee significant changes in selling prices or currencies, with the exception of the Argentine peso. Based on our assumptions, the foreign exchange impact on earnings will be far less onerous in 2002 than in 2001. As a result, sales and operating profit at most of our business units outside North America should rebound. □ **A commitment to improving ROIC:**

COMPOUND RATES OF GROWTH
Periods Ended 2001
□ EPS Before Unusual Items
□ Sales


10%
6%
3yrs
10%
8%
10yrs
11%
8%
15yrs

VOLUME-DRIVEN GROWTH
Analysis of Change in Sales
□ Price/Mix
□ Volume
□ Currency


0.2%
9.0%
99
-1.2%
1.7%
9.1%
00
-2.5%
1.8%
4.4%
01
-2.3%

WE HAVE PRODUCT IMPROVEMENTS ON THE WAY IN EVERY CATEGORY AND

Before closing, we want to emphasize the importance we will place in the coming year on improving our return on invested capital (ROIC). ROIC measures how efficiently we put your money to work, and it is a figure that grew from 14 percent in 1995 to nearly 17 percent in 2001. Still, that's down from 2000, as our major growth investments have come at a time when results were significantly penalized by currency effects and high energy prices. We have added an ROIC element to our annual bonus program to make sure the entire organization is working to increase this measure of performance. ☐ The bottom-line number for our investors, however, will be the performance of Kimberly-Clark stock. The past year marked the first time since 1994 that our stock price declined. Clearly, that's a disappointment. Over the long term, though, we've delivered solid returns to our shareholders. With our current growth prospects, our trusted global brands, our proprietary technologies and continued strong cash flow, we have the opportunity to build upon our record of creating value for our shareholders. ☐ As an indication of our confidence in the future, the board of directors recently increased the quarterly dividend 7.1 percent to 30 cents per share from 28 cents per share. This increase reflects our strong balance sheet, as well as our policy of paying shareholders a sustainable dividend that protects against the effects of inflation and provides a measure of real growth. In fact, this is the 30th consecutive year we have raised the dividend. ☐ We've touched only briefly on the challenges faced in 2001 and the opportunities we see ahead. We invite you to learn more about our global businesses on the pages that follow. Thank you for your continued confidence. ☐

CAPITAL SPENDING
Investing in Growth
$ Billions



$0.8
$1.2
$1.1
99
00
01

SHARE REPURCHASES
Investing in KMB Common Stock
$ Billions



$0.8
$1.2
$0.9
99
00
01

Wayne R. Sanders
Chairman of the Board and
Chief Executive Officer

Thomas J. Falk
President and Chief Operating Officer

February 27, 2002

HAVE OUTSTANDING OPPORTUNITIES FOR GROWTH AROUND THE GLOBE.

Kimberly-Clark has many well-known brands throughout the world. What are the advantages of global branding? For starters, global branding can boost sales through improved brand recognition among consumers. That's why retailers around the world prefer to stock their shelves with No. 1 and No. 2 brands like Huggies, Kleenex and Kotex. Global branding also gives K-C tremendous efficiencies of scale. We can leverage our R&D efforts, manufacturing expertise and marketing costs to their fullest advantage. It's worth noting that market research firm ACNielsen recently recognized Kleenex and Huggies as among only 43 truly global, billion-dollar brands. What is the key to building global brands? Consumer insight. K-C devotes significant resources to understand the needs of our consumers and the value they place on our brands. We find that consumers around the world share many of the same preferences. For example, parents—be they in the United States or the United Kingdom—ultimately choose Huggies diapers because they do an outstanding job of preventing leaks and keeping babies dry and comfortable. Identifying and tapping into the universal appeal of each of our brands makes it possible to develop a unified, global approach to advertising and promotion. We've had great success with our "Thank Goodness for Kleenex" and Kotex "Red Dot" campaigns, which aired in 11 and 27 countries, respectively, in 2001. After an acquisition, how do you decide whether to retain a brand name or change it? That decision ultimately depends on the brand's popularity. Generally speaking, consumers of premium products tend to be more brand loyal. For example, Andrex bathroom



Pull-Ups
GoodNites
Kotex
Huggies
Scott
Ridges!
Depend
Plenitud
Huggies
Kotex
Maxi
with Wings
Kleenex
Huggies
Freedom

GLOBAL BRANDS ACNIELSEN RECENTLY RECOGNIZED KLEENEX AND

tissue has been the market leader in the U.K. for more than 40 years. Given its tremendous brand loyalty, we wouldn't think of changing the name to Kleenex or Scott. Likewise, in the value segment where consumers are more price conscious, we may maintain regional brands that have a strong following such as our market-leading Joy bathroom tissue in the Philippines. At the same time, we try to reap the benefits of using our global brands wherever possible. In 2001, we acquired the Lines diaper business in Italy and have already changed the brand to Huggies. Does a product have to carry the same brand around the world to reap benefits of scale? No. Regardless of the name on the package, we can still leverage investments in product innovation and manufacturing efficiency. Our proprietary tissue and nonwovens technologies give us superior-performing products across a wide range of consumer and health care brands. There are also economies of scale from using similar advertising, promotions and packaging. That's the case with Scottex, Andrex and Page bathroom tissue in Europe—all premium brands with the same emotional appeal to consumers. How will K-C expand sales of its global brands? A number of factors will play a role. We continue to gather consumer insights globally so that we can introduce the right products in the right markets. The ability to innovate will be critical, and we have improvements on the way across all our product lines. We will focus on serving the fastest-growing segments—whether premium or lower tier—in each of our consumer product categories. As more countries outside the U.S. industrialize, we'll also have opportunities to develop channels for both our health care products and K-C Professional's away-from-home products. ☐


Cottonelle
HUGGIES
SAFESKIN
LATEX GLOVES
Kleenex
Scottex
magnum
VIVA
Depend
Poise
Kotex
Lightdays

HUGGIES AS AMONG ONLY 43 TRULY GLOBAL, BILLION-DOLLAR BRANDS.

In how many countries are Kimberly-Clark products sold? K-C products can be purchased in more than 150 countries. Nearly one-fourth of the world's population, or 1.3 billion people, use our products each year. What drove your sales growth in North America, a market where many of your categories are considered mature? Product superiority and innovation. For example, in Consumer Tissue, we successfully completed the national rollout of improved Scott towels and introduced Cottonelle bathroom tissue with aloe and vitamin E. Thanks to these product improvements, as well as higher sales volumes for Scott bathroom tissue, our sales last year in these categories increased 6 and 8 percent, respectively. Wet wipes also continues to be a great growth story for Kimberly-Clark. North American market share climbed to 38 percent due in no small measure to the proprietary coform technology that gives our wipes their superior product attributes. Improved fit in our Pull-Ups training pants, coupled with continued strong category growth, contributed to a record sales and profit year for our North American child care business. Our health care business also had a great year; our market-leading surgical drapes and gowns, sterilization wrap, face masks and closed-suction respiratory products all contributed to double-digit growth in sales volumes. How did K-C fare elsewhere around the globe? Despite our currency challenges, there were a number of bright spots. Product improvements to Andrex and Scottex bathroom tissue translated into higher sales for our European tissue business. In addition, our European infant care team did a great job of integrating the Linostar acquisition in



GLOBAL MARKETS K-C BRANDS CAN BE PURCHASED IN MORE THAN 150

Italy while continuing to grow our diaper business in the region at a double-digit rate. Key businesses in Asia and Latin America—Australia, Korea and Mexico—continue to hold some of the strongest market share positions of any of our operations around the world. We also brought improvements to baby wipes in the U.K., Mexico and Brazil and continued the global rollout of Pull-Ups training pants. Looking ahead, where will Kimberly-Clark's growth come from? Opportunities exist around the globe. In developed markets, we will continue to increase market share primarily through consumer-preferred innovations backed by our proprietary technologies. Take training pants. In North America, sales growth will come from our success at differentiating Pull-Ups training pants from competitive products. That's why we are shipping an improved version this spring that is nearly 30 percent thinner. Meanwhile, bathroom tissue in North America remains a significant opportunity, and there's also potential to leverage bathroom tissue improvements in Europe. In developing markets, rising disposable incomes will spur category growth. As that happens, we'll be there with the right products at the right price. In Asia/Pacific, we expect continued growth for our tissue and personal care products. Despite the difficult economic conditions we faced in Argentina and Brazil over the past year, Latin America also is an important growth market. Looking at diapers, this category is still growing at double-digit rates outside North America. Baby wipes, too, represent a global opportunity. In Europe, where our diaper business has reached critical mass, we expect significant volume gains for baby wipes as we build on the popularity of the Huggies brand. ☐



COUNTRIES, AND 1.3 BILLION PEOPLE USE OUR PRODUCTS EACH YEAR.

What does Kimberly-Clark expect to gain from the $1.1 billion in capital investments it made in 2001? Whether you're talking about the new UCTAD tissue machines we brought on line, our investments in common diaper manufacturing platforms or our information technology (IT) upgrades, the answer is the same. We're building competitive advantages that will drive top- and bottom-line growth. Take our diaper investments. With the addition of new production capacity in Asia and Latin America, every region in the world will have access to our best technology for premium diapers. It's a move that supports the continued globalization of our infant care business. Today, consumers outside North America buy two-thirds of the diapers Kimberly-Clark and its affiliates sell. That compares with less than one-third just 10 years ago. Would you provide more insight into your IT investments? We talk a lot about the successes we've had with "Go To Market," our ongoing series of initiatives to drive costs out of the supply chain. Systems upgrades we're making around the world will support and accelerate many of these efforts. In North America, we're also launching a major upgrade to our administrative systems. The project is similar to others already under way or planned in our European, Latin American and Asia/Pacific operations. All of these investments are aimed at improving our organizational effectiveness through the seamless transfer of real-time data. The result: better and faster decisions, greater competitiveness and a higher return on invested capital. Where will K-C focus spending in the next couple of years? We'll continue to ramp up UCTAD technology to support the


1997
$1.4 BILLION

GLOBAL INVESTMENTS WE INVESTED $1.1 BILLION TO BUILD COMPETITIVE


CASH FLOW
2001
$2.3 BILLION

growth of our consumer tissue and K-C Professional businesses. We also are making strategic investments to sustain the growth of our global diaper business. Much of that growth will come through sales of value diapers in Asia, Latin America and Central and Eastern Europe, where category penetration is low. We'll also continue to expand our proprietary nonwovens technology in North America and Europe to support the continued growth of our personal care and health care businesses. In all, we expect to spend about $1 billion in 2002 and roughly the same amount in 2003. **What are your acquisition plans?** Acquisitions will continue to play a role in our future, comprising 1 to 2 percentage points annually of our planned top-line growth. By adding brands with No. 1 or No. 2 positions in our core businesses, we can increase our share in existing markets or expand into new locales. The key criterion for any acquisition, though, is to create shareholder value. **How much did Kimberly-Clark's cash flow increase in 2001?** Cash provided by operations grew by about 6 percent to a record $2.3 billion. Even in a year of heavy investments, free cash flow increased year-over-year by about $180 million to $564 million. Our strong cash flow and conservative capital structure support our "AA" credit rating and enable us not only to invest in growth, but also to buy back shares of K-C stock. In 2001, we invested a total of $900 million to repurchase 15 million shares. **Will you continue to repurchase K-C common stock?** Yes. Our target is to buy back 2 to 3 percent of our outstanding shares annually. Repurchasing our common stock is an effective way to return capital to our shareholders. It also reflects our belief that K-C shares offer a compelling value. ☐

ADVANTAGES THAT WILL DRIVE BOTH TOP- AND BOTTOM-LINE GROWTH.

Why are global retailers such an important part of Kimberly-Clark's success? Thanks in part to a wave of consolidation over the past several years, leading customers such as Wal-Mart, Costco, Carrefour, Ahold, Tesco and Metro have been among the fastest-growing retailers in our consumer products categories. In fact, our sales to these six global customers increased by 13 percent in 2001. We value all our customers, but global retailers clearly play an important role in our growth plans. Is that why you have worked so hard to build leading brands in your categories around the world? Absolutely. All our customers want to offer consumers the most popular brands, and global retailers are no exception. Over the past eight years, we've made more than 40 acquisitions that have helped us stake out leading market shares around the world. We call this "filling in the global matrix." Today, Kimberly-Clark offers retailers No. 1 or No. 2 brands in 80 countries. Beyond leading brands, what other benefits does Kimberly-Clark offer global customers? Given our scale, we've been able to make substantial investments in information technology and develop systems that are very attractive to large, efficient retailers. Kimberly-Clark offers a full array of services aimed at driving total category volume for our customers, not just for individual K-C brands. We actually manage inventory of our products for many customers. We've proven that we can do a great job of keeping their shelves well-stocked while helping them rein in operating costs. At the same time, we gain valuable insight into

GLOBAL CUSTOMERS GLOBAL RETAILERS PLAY A VITAL ROLE IN OUR

consumer buying patterns. Based on a series of initiatives we call "Go To Market," we also have squeezed costs out of the supply chain and created other efficiencies in product manufacturing and distribution. Through proprietary software, we help customers create and execute their business plans. By working closely with leading retailers, we grow our sales and profits together. Are we likely to see further consolidation among K-C's global customers? In nearly every industry, the big do tend to get bigger. In fact, our top 10 European customers are expected to account for as much as 70 percent of the region's grocery market before the end of the decade. The good news is that our leading global brands and Go-To-Market capabilities position Kimberly-Clark to benefit from further consolidation throughout the world. Speaking of Europe, why have you transitioned from a country-based organizational structure to one that is customer-based? Europe continues to work toward economic unification, and the adoption of the euro as the common currency of 12 countries is just the latest example of those efforts. As a result, our customers are starting to shift the way they manage their businesses from a country-by-country model to one that is pan-European. Mirroring these developments, we have created 32 customer business units that—as their name suggests—are each devoted to addressing a specific customer's needs across the region. By focusing our attention in this manner, we are able to improve service and boost overall sales. In fact, sales to our top global customers in Europe increased an average of 10 percent in 2001. □

GROWTH, WITH SALES TO OUR TOP SIX UP 13 PERCENT IN 2001.

Kimberly-Clark realigned its businesses in late 2001 into three global segments: Consumer Tissue, Personal Care and Business-to-Business (B2B). What drove this decision? We saw a lot of benefits in placing our nonconsumer businesses (K-C Professional, Health Care, Neenah Paper, Technical Paper and Nonwovens) under a single B2B umbrella. This sets the stage for top-line growth because we can better identify opportunities for bundling a broader range of products. For example, we can offer Safeskin gloves and Tecnol face masks to customers in traditional K-C Professional markets. Likewise, we can offer washroom, wiper and skincare products through our hospital and other medical channels. This new segment also will allow us to implement common systems and streamline administrative operations to reduce costs. Finally, we will be able to deploy more rapidly the world-class Go-To-Market capabilities that have proven so successful in our consumer businesses. **Would you briefly describe the size of each global segment?** Personal Care, our largest segment, is a $5.7 billion business that competes in a $31 billion global market. Consumer Tissue's sales also topped $5 billion in 2001, and it competes in a $29 billion market. The B2B segment generates more than $3 billion in sales, with its two largest businesses—K-C Professional and Health Care—competing in $11 billion and $6 billion markets, respectively. All three segments earn strong operating profit margins. At nearly 20 percent, Personal Care's margin is K-C's highest. Consumer Tissue's margin reached almost 17 percent in 2001, and B2B's stood at 18 percent. (Margins are stated before unusual items.) Moreover, each of these businesses



GLOBAL SEGMENTS ALL HAVE LEADING SHARES IN LARGE GLOBAL


CONSUMER TISSUE: 35%
PERSONAL CARE: 40%
B2B: 25%

has the potential for even higher profit margins from top-line growth, continuing improvements in manufacturing efficiency and a relentless focus on reducing administrative and supply chain costs. What do your three segments have in common? All offer superior-performing products that are branded and disposable. They have leading shares in large global categories and are backed by extensive marketing. Each generates a healthy return on invested capital. Virtually all our products also benefit from our expertise in three core technologies: fiber, absorbency and nonwovens. Fiber and absorbency technologies are essential to the success of our consumer products and many of our B2B products. Nonwovens, versatile clothlike materials made from synthetic fibers, are an important component in all our personal care products and are the foundation of our health care business. Today, nonwovens are found in K-C products that together account for approximately 50 percent of our annual revenues. How do your segments benefit from your globalization efforts? Through our global teams, each segment gets the benefit of the best ideas from around the world. Strategies for branding and product positioning, technology transfer, capital spending and cost reduction are established globally and then implemented by our regional teams. We have the scale and technology to take our understanding of consumers, as well as away-from-home and health care customers, and develop the right products to satisfy their needs. Looking at each of our businesses on a global basis also makes it easier to benchmark our results and identify best practices. By applying this learning to our manufacturing operations around the world, we can enhance productivity and lower costs. ☐

MARKETS, AND EACH EARNS STRONG OPERATING PROFIT MARGINS.

Financial Table of Contents

17 Selected Financial Data

19 Management's Discussion and Analysis

32 Financial Statements

38 Notes to Financial Statements

63 Independent Auditors' Report

64 Management's Responsibility Statement

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31[a] 2001	2000	1999	1998	1997
Income Statement Data					
Net sales	$14,524.4	$13,982.0	$13,006.8	$12,297.8	$12,546.6
Gross profit	5,908.9	5,753.5	5,325.2	4,597.6	4,607.6
Operating profit	2,338.2	2,633.8	2,435.4	1,697.7	1,486.1
Share of net income of equity companies	154.4	186.4	189.6	137.1	157.3
Net income	1,609.9	1,800.6	1,668.1	1,103.1	1,002.9
Per Share Basis					
Basic net income	$ 3.04	$ 3.34	$ 3.11	$ 2.00	$ 1.80
Diluted net income	3.02	3.31	3.09	1.99	1.79
Cash dividends paid	1.11	1.07	1.03	.99	.95
Market price	59.80	70.69	65.44	54.50	49.31
Book value	10.84	10.81	9.42	7.49	7.80
Cash Flow and Balance Sheet Data					
Capital spending	$ 1,099.5	$ 1,170.3	$ 786.4	$ 669.5	$ 944.3
Depreciation	650.2	591.7	586.2	594.5	528.5
Cash provided by operations	2,253.8	2,133.2	2,139.9	1,993.7	1,409.0
Net debt[b] and preferred securities	3,793.3	3,284.6	2,166.2	2,339.6	2,156.2
Ratio of net debt and preferred securities to capital	38.9%	35.2%	28.9%	35.6%	32.4%
Stockholders' equity	5,646.9	5,767.3	5,093.1	4,031.5	4,340.3
Total assets	15,007.6	14,479.8	12,815.5	11,687.8	11,417.1
Common shares outstanding	521.0	533.4	540.6	538.3	556.3

(a) Included in the selected financial data are the following unusual (income) expense items:

(Millions of dollars, except per share amounts)	2001 Gross Profit	Operating Profit	Net Income	Diluted Net Income per Share
North American mill closing and other write-offs	$ 50.1	$ 52.6	$ 32.6	
Latin American asset plan	32.3	32.5	19.8	
Business improvement programs	54.7	55.5	33.8	
Business integration and other costs	4.6	29.1	19.2	
Arbitration settlements	–	43.2	26.9	
Total	$141.7	$212.9	$132.3	$.25

(Millions of dollars, except per share amounts)	2000 Gross Profit	Operating Profit	Net Income	Diluted Net Income per Share
Business improvement programs	$20.2	$24.4	$16.4	
Business integration and other costs	10.1	35.1	23.0	
Litigation settlements and other	–	(60.6)	(37.2)	
Total	$30.3	$(1.1)	$ 2.2	$.01

1999 (Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Diluted Net Income per Share
Business improvement programs	$69.0	$ 47.8	$ 35.6	
Business integration and other costs	11.2	22.6	14.5	
Mobile pulp mill fees and related severance	9.0	9.0	5.6	
Gains on asset disposals	–	(176.7)	(112.3)	
Total	$89.2	$ (97.3)	$ (56.6)	$(.11)

1998 (Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Diluted Net Income per Share
Business improvement programs	$191.6	$ 377.8	$276.8	
Mobile pulp mill fees and related severance	42.3	42.3	25.9	
Gain on asset disposal	–	(140.0)	(78.3)	
Change in value of Mexican peso	–	–	9.2	
Cumulative effect of accounting change, net of income taxes	–	–	11.2	
Total	$233.9	$ 280.1	$244.8	$.45

1997 (Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Diluted Net Income per Share
Business improvement programs	$128.8	$478.3	$366.3	
Gain on asset disposal	–	(26.5)	(16.8)	
Gain on sale of K-C de Mexico's Regio business	–	–	(16.3)	
Extraordinary gains, net of income taxes	–	–	(17.5)	
Total	$128.8	$451.8	$315.7	$.57

(b) Net debt is total debt net of cash and cash equivalents. In 1997, 1998 and 1999, net debt was also net of $220 million of long-term notes receivable.

In order to provide a comparison of earnings for trend analysis, the following summary presents "diluted earnings per share before unusual items" for each of the five years ended December 31, excluding the effects of the items noted above.

	2001	2000	1999	1998	1997
Diluted earnings per share before unusual items	$3.27	$3.32	$2.98	$2.44	$2.36

Business Segments

As a result of organizational changes announced in November 2001, the Corporation redefined its business segments. The newly defined segments are Personal Care, Consumer Tissue and Business-to-Business.

Historical information contained in this Management's Discussion and Analysis has been reclassified for comparative purposes to be consistent with the new business segment definitions. Sales and operating profit of K-C Professional and Neenah Paper have been removed from the former Tissue segment and are included in the new Business-to-Business segment along with the Corporation's Health Care, Nonwovens and Technical Paper operations that formerly constituted the Health Care and Other segment. The now smaller Tissue segment was renamed Consumer Tissue. The Personal Care segment did not change.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of well-known brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels and napkins for household use; wet wipes; and related products. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Page, Huggies and other brand names.

The Business-to-Business segment manufactures and markets facial and bathroom tissue, paper towels, wipers and napkins for away-from-home use; health care products such as surgical gowns, drapes, infection control products, sterilization wraps, disposable face masks and exam gloves, respiratory products, and other disposable medical products; printing, premium business and correspondence papers; specialty and technical papers; and other products. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass, Safeskin, Tecnol, Ballard and other brand names.

Analysis of Consolidated Net Sales – Three Years Ended December 31, 2001

BY BUSINESS SEGMENT

(MILLIONS OF DOLLARS)	2001	2000	1999
Personal Care	$ 5,677.6	$ 5,437.6	$ 5,138.1
Consumer Tissue	5,383.5	5,061.3	4,855.0
Business-to-Business	3,624.8	3,678.9	3,156.6
Intersegment sales	(161.5)	(195.8)	(142.9)
Consolidated	$14,524.4	$13,982.0	$13,006.8

BY GEOGRAPHIC AREA

(MILLIONS OF DOLLARS)	2001	2000	1999
United States	$ 9,327.7	$ 9,059.4	$ 8,392.5
Canada	938.3	990.3	843.4
Intergeographic sales	(694.7)	(673.5)	(507.4)
Total North America	9,571.3	9,376.2	8,728.5
Europe	2,648.4	2,474.5	2,544.7
Asia, Latin America and other	2,864.4	2,680.5	2,084.6
Intergeographic sales	(559.7)	(549.2)	(351.0)
Consolidated	$14,524.4	$13,982.0	$13,006.8

COMMENTARY:

2001 VERSUS 2000

Consolidated net sales increased 3.9 percent above 2000. Excluding changes in foreign currency exchange rates, primarily in Europe, Korea and Brazil, net sales increased more than 6 percent. Sales volumes advanced over 4 percent with each business segment contributing to the gain. Acquisitions, including Linostar S.p.A. ("Linostar") in Italy, S-K Corporation ("S-K"), a former licensee in Taiwan, and the purchase of an additional 5 percent of its former equity affiliate, Kimberly-Clark Australia Pty. Ltd. ("KCA") that increased the Corporation's ownership to 55 percent of that entity, contributed about 3 percentage points of the increased net sales. Selling prices increased nearly 2 percent.

- Worldwide net sales of personal care products increased 4.4 percent. Sales volume growth of 7 percent was partially offset by a negative 3 percent effect of changes in currency exchange rates. Excluding currency effects, net sales increased in every geographic region. In North America, net sales advanced because of 2 percent higher selling prices. In Europe, sales volumes gained 19 percent driven by strong sales of Huggies diapers, including an 11 percentage point contribution from the January 2001 acquisition of Linostar.

Strong volume gains in the Caribbean region of Latin America were partially offset by lower volumes in Brazil resulting from market contraction in that country. Asia's sales volume benefited from the acquisitions of KCA and S-K and from growth in Korea for diapers and feminine care products, partially offset by a sales volume decline in China.

- Worldwide net sales of consumer tissue products increased 6.4 percent. Excluding currency effects, primarily in Europe and Korea, net sales were nearly 9 percent higher with sales volume and selling price increases each contributing about equally to the advance. More than half of the increase in sales volumes was due to higher sales of bathroom tissue, particularly Scott tissue, and Huggies baby wipes in North America. This region also contributed over half the gain in selling prices, which was attributable to facial tissue and household towel price increases. Selling price increases in Europe contributed the balance of the gain. Sales volumes in Latin America grew over 8 percent. Asia produced almost half the increase in sales volumes, primarily due to KCA and higher sales in Korea.
- Net sales for the business-to-business segment declined 1.5 percent. Excluding currency effects, net sales were about equal to the prior year. Net sales for health care products expanded 8 percent, principally due to increased sales volumes. However, net sales in North America for K-C Professional, Neenah Paper and Technical Paper declined due to lower sales volumes that reflected the slowdown in market demand associated with the economic downturn.

2000 VERSUS 1999

Consolidated net sales increased 7.5 percent above 1999. In 1999, the Corporation closed its integrated pulp operation in Mobile, Ala., sold the associated timberlands and sold its pulp mill located in Miranda, Spain. Excluding the revenues of these divested businesses, consolidated net sales increased more than 8 percent. Sales volumes increased approximately 9 percent, with each business segment contributing to the gain. While selling prices increased nearly 2 percent, changes in foreign currency exchange rates, primarily in Europe, reduced consolidated net sales by almost 3 percent. Although the preceding tables include the divested businesses, the following net sales commentary excludes their results in order to facilitate a more meaningful discussion.

- Worldwide net sales of personal care products were 5.8 percent higher primarily due to increased sales volumes. Selling price increases of nearly 2 percent were offset by the negative effect of changes in foreign currency exchange rates. Net sales were higher in every geographic region. In North America, a slight decline in overall sales volumes was more than offset by increased selling prices. In Europe, sales volumes were 16 percent greater, driven by strong sales of Huggies diapers. The net sales increase in Latin America was primarily due to continued expansion in sales volumes. Asia benefited from increased sales volumes of diapers and feminine care products in Korea and the acquisition of S-K. On March 31, 2000, the Corporation increased its ownership interest in Hogla-Kimberly Limited ("Hogla"), its Israeli affiliate, to 50.1 percent and began to consolidate Hogla's results in April 2000.
- Worldwide net sales of consumer tissue products increased nearly 6 percent. Excluding currency effects, net sales increased approximately 9 percent. Sales volumes grew about 8 percent and selling price increases added the remainder. Excluding currency effects, net sales increased in each geographic region. The increase in sales volumes was primarily due to higher sales of Kleenex Cottonelle and Scott bathroom tissue. Other significant contributors to the increase were household towels and wet wipes products in North America. Sales volumes in Europe benefited from the Attisholz Holding AG ("Attisholz") tissue brands acquired in June 1999. In Latin America, higher sales volumes accounted for the increase in net sales. The consolidation of Hogla also contributed to the overall higher sales volumes.
- Net sales for the business-to-business segment increased approximately 18 percent, primarily due to increased sales volumes for washroom products in North America and the acquisitions of Ballard Medical Products ("Ballard") in September 1999 and Safeskin Corporation ("Safeskin") in February 2000.

Unusual Items

For purposes of this Management's Discussion and Analysis, the items summarized in the following table are considered to be unusual items ("Unusual Items").

	YEAR ENDED DECEMBER 31		
(MILLIONS OF DOLLARS)	2001	2000	1999
Charges (credits) to Operating Profit:			
North American mill closing and other write-offs	$ 52.6	$ –	$ –
Latin American asset plan	32.5	–	–
Arbitration settlements	43.2	–	–
Business integration and other costs	29.1	35.1	22.6
Business improvement programs	55.5	24.4	47.8
Patent settlement and accrued liability reversal	–	(75.8)	–
Litigation settlements	–	15.2	–
Gains on asset disposals	–	–	(167.7)
Net charge (credit) for unusual items	212.9	(1.1)	(97.3)
Operating profit as reported	2,338.2	2,633.8	2,435.4
Operating profit before unusual items	$2,551.1	$2,632.7	$2,338.1

- On November 30, 2001 the Corporation announced plans for the streamlining of manufacturing operations in Latin America, including the shutdown of four small, older plants, as well as the closure of a technical paper mill and the write-off of excess manufacturing equipment in North America. Also included in those plans was a one-time payment to settle a vendor contract agreement in North America. Included in the charges recorded in the fourth quarter 2001 was $2.3 million of employee severance costs for 243 affected employees who were notified of their severance and related benefits. As of December 31, 141 of these individuals were no longer actively employed by the Corporation. The remaining 102 employees will cease employment with the Corporation principally in the first quarter 2002. The accrued liability related to this latter group was $1.5 million as of December 31, 2001. Other cash charges related to the plans totaled $16.1 million and were recorded in the fourth quarter. As of December 31, 2001 the accrued liability related to these other exit costs was $15.2 million, including $11.0 million for the vendor contract settlement that was paid in early January 2002. Total noncash costs for the plans recorded in the fourth quarter were $66.7 million, including the write-off of the assets associated with the technical paper mill that was closed in December 2001.

  It is anticipated that by the end of 2003 approximately $32 million will be recorded to complete these plans. The estimated cost to complete the plans includes $14 million of severance for approximately 1,100 employees, which will be recorded when the employees are notified of their severance, and $12 million of accelerated depreciation for assets that will be removed from service, primarily during 2002.
- Included in the fourth quarter 2001 was a charge of $43.2 million the Corporation recorded pursuant to arbitration rulings released on January 21 and 31, 2002. The rulings resolved two disputes related to the closure of the Corporation's Mobile, Ala., pulp mill in 1999 and the supply of energy to the Corporation's Mobile tissue mill.
- As part of the integration of acquired businesses, including Linostar, S-K, Safeskin, Ballard and Attisholz, certain costs related to assimilating these operations were expensed as incurred in 2001, 2000 and 1999. Also in 2000, a downward revision in the estimated market value of certain nonproductive assets was recorded.
- The 2001 business improvement charges primarily relate to workforce severance and asset consolidation programs to streamline personal care operations in North America and China. The 2000 and 1999 charges were primarily for accelerated depreciation stemming from business improvement programs announced in 1999 and 1998.
- In the first quarter of 2000, the Corporation was compensated for royalty income related to prior years and recorded this settlement as other income. Also, certain estimated liabilities related to the 1997 disposition of a pulp and newsprint business were reversed to other income because no claims had been made by the buyer and the accrual ceased to be required.
- In 2000, the Corporation reached agreements to settle certain litigation and recorded charges related to these settlements.
- Gains on asset disposals primarily relate to the 1999 sale of the timberlands associated with the pulp operation in Mobile, Ala.

The items displayed in the preceding table have been excluded from operating profit in the "Before Unusual Items" columns in the following Consolidated Operating Profit tables.

Analysis of Consolidated Operating Profit – Three Years Ended December 31, 2001

BY BUSINESS SEGMENT

(MILLIONS OF DOLLARS)	2001 AS REPORTED	2001 BEFORE UNUSUAL ITEMS	2000 AS REPORTED	2000 BEFORE UNUSUAL ITEMS	1999 AS REPORTED	1999 BEFORE UNUSUAL ITEMS
Personal Care	$1,042.7	$1,119.5	$1,136.7	$1,141.9	$1,092.8	$1,109.1
Consumer Tissue	863.7	902.9	825.1	847.1	689.2	727.8
Business-to-Business	599.4	650.8	666.0	698.3	579.2	605.4
Other income (expense), net	(83.7)	(38.2)	104.2	43.6	180.0	3.3
Unallocated – net	(83.9)	(83.9)	(98.2)	(98.2)	(105.8)	(107.5)
Consolidated	$2,338.2	$2,551.1	$2,633.8	$2,632.7	$2,435.4	$2,338.1

BY GEOGRAPHIC AREA

(MILLIONS OF DOLLARS)	2001 AS REPORTED	2001 BEFORE UNUSUAL ITEMS	2000 AS REPORTED	2000 BEFORE UNUSUAL ITEMS	1999 AS REPORTED	1999 BEFORE UNUSUAL ITEMS
United States	$1,927.5	$2,034.4	$1,937.1	$1,972.0	$1,821.9	$1,868.8
Canada	156.9	159.5	211.3	212.7	105.3	110.9
Europe	176.2	188.8	149.7	172.9	183.3	219.8
Asia, Latin America and other	245.2	290.5	329.7	329.7	250.7	242.8
Other income (expense), net	(83.7)	(38.2)	104.2	43.6	180.0	3.3
Unallocated – net	(83.9)	(83.9)	(98.2)	(98.2)	(105.8)	(107.5)
Consolidated	$2,338.2	$2,551.1	$2,633.8	$2,632.7	$2,435.4	$2,338.1

Note: Unallocated – net consists of expenses not associated with the business segments or geographic areas.

COMMENTARY:

2001 VERSUS 2000

Operating profit before the Unusual Items declined 3.1 percent primarily due to other income (expense), net. Operating profit as a percentage of net sales decreased from 18.8 percent in 2000 to 17.6 percent in 2001. The results of the business segments were affected in North America by higher energy costs early in 2001, significant start-up costs to support the rollout of new and improved products, increased fringe benefit costs primarily due to lower returns on pension assets and lower earnings for most of the business-to-business operations resulting from the downturn in the economy. These results were also affected by a decline in earnings from Latin American operations due to difficult business conditions and overall higher marketing expenses. These factors offset increased selling prices, higher sales volumes and lower pulp costs. The following commentary excludes the Unusual Items in both years.

- Operating profit for personal care products declined 2.0 percent. Operating profit benefited from sales volume gains including the consolidation of KCA. Strong contributors to the volume gains were diapers in Europe, training pants in North America and diapers and feminine care products in Korea. However, higher marketing expenses, particularly in Europe, and the increased fringe benefit costs in North America more than offset the effect of the higher sales volumes.
- Operating profit for consumer tissue products increased 6.6 percent. Selling price increases in North America for facial and bathroom tissue and towel products and in Europe, primarily for bathroom tissue, combined with lower pulp costs and the increase in sales volumes were the drivers behind the increase. Partially offsetting these gains were higher energy, start-up and fringe benefit costs in North America and higher marketing costs in North America and Europe.

- Operating profit for the business-to-business segment decreased 6.8 percent. Health care operating profit increased more than 20 percent on the strength of the higher sales volumes. As previously stated, the other North American operations in this segment were adversely affected by the downturn in the economy. The benefit of lower pulp costs did not offset the impacts of lower sales volumes and higher energy and fringe benefit costs.
- Other income (expense), net for 2001 includes a charge of approximately $33 million in Latin America for sales tax credits that were determined to have a realizable value lower than originally estimated and currency transaction losses versus gains in 2000. Also included in 2000 were gains on minor asset sales.

2000 VERSUS 1999

Operating profit before the Unusual Items increased 12.6 percent, and operating profit as a percentage of net sales increased from 18.0 percent in 1999 to 18.8 percent in 2000. The increase in operating profit was primarily driven by the higher sales volumes. In addition, selling price increases and manufacturing cost improvements combined to more than offset the higher cost of raw materials, primarily pulp costs, and increased goodwill amortization. The following commentary excludes the Unusual Items in both years.

- Operating profit for personal care products increased 3.0 percent as increased sales volumes and selling prices combined to more than offset higher raw materials costs and greater marketing expense, which was incurred to support launches of new products and geographic expansion. Higher sales volumes for diapers in Europe and diapers and feminine care products in Korea and selling price increases in North America, principally for diapers and feminine care products, were major contributors to the results achieved.
- Operating profit for consumer tissue products was greater by 16.4 percent, primarily due to increased selling prices and sales volumes that combined to more than offset the higher costs of raw materials. In North America, increased sales volumes and reduced manufacturing costs for Kleenex Cottonelle and Scott bathroom tissue and higher selling prices and sales volumes for towel products were the principal contributors to improved results. In Europe, increased sales volumes did not offset the negative impact of higher pulp prices and currency effects.
- Operating profit for the business-to-business segment increased 15.3 percent, principally due to the additional sales volumes in health care operations associated with the Ballard and Safeskin acquisitions. In the other operations in this segment, increased selling prices and higher sales volumes did not offset the increased cost of pulp.
- Operating profit in North America benefited from a pension credit, primarily attributable to favorable returns on pension assets, which more than offset higher costs for other postretirement benefits.
- Other income (expense), net increased primarily due to favorable foreign currency effects and gains on minor asset sales.

Additional Income Statement Commentary

2001 VERSUS 2000

- Interest expense decreased primarily due to lower interest rates, partially offset by a higher average debt level.
- The Corporation's effective income tax rate was 29.8 percent in 2001 compared with 31.1 percent in 2000. Before the Unusual Items in both years, the effective tax rate was 30.3 percent in 2001 compared with 31.0 percent in 2000. The lower effective tax rate was primarily due to tax initiatives and the resolution of prior years' income tax matters, and because the mix of the Corporation's income continues to shift to jurisdictions with lower effective tax rates.
- The Corporation's share of net income of equity companies was $154.4 million in 2001 compared with $186.4 million in 2000. The decrease was primarily due to the previously mentioned consolidation of KCA and net losses at the Corporation's affiliates in Brazil and Argentina due to the unstable and contracting economies of those countries. Argentina's results were also affected by the devaluation of its currency.
- Minority owners' share of subsidiaries' net income was even with 2000. The effect of the consolidation of KCA and the recognition in 2001 of the return on preferred securities to the minority interest in the Corporation's consolidated foreign financing subsidiary (as described under FINANCING COMMENTARY) were offset by the lower earnings in Latin America.
- On a diluted basis, net income was $3.02 per share in 2001 compared with $3.31 per share in 2000, a decrease of 8.8 percent. Earnings before the Unusual Items were $3.27 per share in 2001 compared with $3.32 per share in 2000, a decrease of 1.5 percent.

2000 VERSUS 1999

- Interest expense increased due to both higher average debt levels and increased interest rates.
- The Corporation's effective income tax rate was 31.1 percent in 2000 compared with 32.4 percent in 1999. Before the Unusual Items in both years, the Corporation's effective income tax rate was 31.0 percent in 2000 compared with 32.1 percent in 1999. The lower effective tax rate was primarily due to tax initiatives.

- The Corporation's share of net income of equity companies was $186.4 million in 2000 compared with $189.6 million in 1999. The decrease was primarily due to the previously mentioned consolidation of Hogla in 2000.
- Minority owners' share of subsidiaries' net income increased in 2000 primarily due to improved results of the Corporation's majority owned subsidiaries in the Andean region and the consolidation of Hogla.
- On a diluted basis, net income was $3.31 per share in 2000 compared with $3.09 per share in 1999, an increase of 7.1 percent. Earnings before the Unusual Items were $3.32 per share in 2000 compared with $2.98 per share in 1999, an increase of 11.4 percent.

Sales of Principal Products

(BILLIONS OF DOLLARS)	2001	2000	1999
Family care tissue products	$ 4.8	$ 4.5	$ 4.2
Diapers	3.3	3.2	3.0
Away-from-home tissue products	1.9	1.9	1.7
All other	4.5	4.4	4.1
Consolidated	$14.5	$14.0	$13.0

Liquidity and Capital Resources

	YEAR ENDED DECEMBER 31	
(MILLIONS OF DOLLARS)	2001	2000
Cash provided by operations	$2,253.8	$2,133.2
Capital spending	1,099.5	1,170.3
Acquisitions of businesses, net of cash acquired	135.0	294.5
Proceeds from dispositions of property, businesses and investments	67.5	97.6
Proceeds from notes receivable	–	220.0
Proceeds from issuance of preferred securities of subsidiary	516.5	–
Ratio of net debt and preferred securities to capital	38.9%	35.2%
Pretax interest coverage – times	11.7	11.4

CASH FLOW COMMENTARY:

- Cash provided by operations increased by $120.6 million. Net income plus noncash charges included in net income of $2.5 billion in 2001 was even with 2000. The Corporation invested $232.6 million in working capital in 2001 versus $338.3 million in 2000.
- Capital spending in 2001 decreased by $70.8 million as the Corporation completed and started up significant projects begun in 2000 including investments in its proprietary technologies for tissue, Cottonelle Fresh rollwipes, wet wipes and adult care in North America, and for tissue and diaper manufacturing outside North America.

FINANCING COMMENTARY:

- In 2001, the Corporation repurchased 15.0 million shares of its common stock in connection with its share repurchase program at a total cost of approximately $900 million. At December 31, 2001, authority to repurchase 21.5 million shares remained under November 2000 repurchase authority from the Corporation's board of directors. In 2000, the Corporation repurchased 21.0 million shares of its common stock at a total cost of nearly $1.2 billion. All share repurchases by the Corporation were effected through brokers on the New York Stock Exchange. No shares were repurchased directly from any officer or director of the Corporation.
- In February 2001, a newly formed Luxembourg-based consolidated financing subsidiary of the Corporation issued 1 million shares of preferred securities (the "Securities") with an aggregate par value of $520 million to a nonaffiliated entity for cash proceeds of $516.5 million. Approximately 97 percent of the subsidiary's funds are invested in long-term, variable rate loans to the Corporation or its consolidated subsidiaries on terms that would be substantially similar to other borrowings by the Corporation or its consolidated subsidiaries. The remaining funds are invested in other financial assets. The Securities pay no dividend but accrue a variable rate of return based on three-month LIBOR plus 0.764 percent, which at December 31, 2001 equated to an annual rate of approximately 3.03 percent. The Securities are in substance perpetual and are callable by the subsidiary at par value plus any accrued but unpaid return on the Securities in November 2008 and each 20-year anniversary thereafter. The common equity securities, all of which are owned by the Corporation, are entitled to all of the residual equity after satisfaction of the preferred interests. As of December 31, 2001, the authorized, issued and outstanding 1 million shares of preferred securities had a balance (and a liquidating value) of $538.4 million which is shown as preferred securities of subsidiary on the consolidated balance sheet. The increase in the balance of the Securities during 2001 of $21.9 million is the return on the Securities, which was included in minority owners' share of subsidiaries' net income for 2001 on the Corporation's consolidated income statement.
- At December 31, 2001, total debt and preferred securities was $4.2 billion, an increase of $.7 billion above the prior year-end total. Net debt (total debt net of cash and cash equivalents) and preferred securities was $3.8 billion at December 31, 2001 compared with $3.3 billion at December 31, 2000. The ratio of net debt and preferred securities was 38.9 percent, which is within the Corporation's targeted range of 30 to 40 percent.

- At December 31, 2001, the Corporation had $1.475 billion of syndicated revolving credit facilities. These facilities, unused at December 31, 2001, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. Of these facilities, $737.5 million expires in October 2002 and the balance expires in November 2006.
- On February 8, 2002, the Corporation issued $400 million of 5⅝% Notes due February 15, 2012 and used the proceeds to retire commercial paper. This issuance supported the Corporation's classification of $400 million of short-term commercial paper as long-term debt in the December 31, 2001 Consolidated Balance Sheet.
- The Corporation's long-term debt securities have a Double-A rating and its commercial paper is rated in the top category.

OFF-BALANCE SHEET FINANCING ARRANGEMENTS:

The Corporation has sold certain non-strategic timberlands and related assets to nonaffiliated buyers and received long-term notes from the buyers of these assets. It entered into such transactions in 1999 and 1989. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes. The 1999 sale involved notes receivable having an aggregate face value of $397 million and a fair value of approximately $383 million at the date of sale. These notes do not require principal payments before their December 31, 2009 maturity, are extendable at the option of the note holder in five-year increments to December 31, 2029, and have floating interest rates of LIBOR less 15 basis points. The 1989 sale involved notes receivable having an aggregate face value of $220 million and a fair value of approximately $210 million at the date of sale. These notes do not require principal payments before their July 7, 2011 maturity, are extendable at the option of the note holder in three-year increments to July 7, 2019, and have floating interest rates of LIBOR less 12.5 basis points. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregate $617 million at December 31, 2001.

Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, in 1999 the Corporation transferred the notes received from the 1999 sale to a non-controlled financing entity, and in 2000 it transferred the notes received from the 1989 sale to a non-controlled financing entity. The Corporation has minority voting interests in each of the financing entities, (collectively, the "Financing Entities") and accounts for these minority ownership interests using the equity method of accounting. The transfers of the notes and certain other assets to the Financing Entities were made at fair value, were accounted for as asset sales and resulted in no gain or loss to the Corporation. A non-affiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Financing Entities became obligated for $617 million in third-party debt financing. The Corporation also contributed intercompany notes receivable (guaranteed by the Corporation) aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes. In the unlikely event of default by the money center banks that provided the irrevocable standby letters of credit, the Corporation could experience losses as a result of these arrangements.

In 1988, Scott Paper Company ("Scott"), prior to its merger with the Corporation, together with Mead Corporation, sold their joint ownership interests in a pulp and paper manufacturing facility and related timberlands to Georgia-Pacific Corporation ("G-P") for $665 million, less related debt. The purchase price consisted of cash and ten-year G-P notes in the principal amount of $300 million. The G-P transaction qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes. In 1998, G-P extended the maturity of the notes for an additional five years.

In 1988, in order to monetize the G-P notes and continue the deferral of current income taxes of $55 million on the gain, Scott and Mead formed a jointly-owned partnership and each contributed their G-P notes to the partnership. The partnership borrowed $300 million from a third party under a ten-year bank loan agreement. Although their respective portions of the loan are guaranteed by the Corporation and Mead, the loan was based on G-P's credit rating. The loan is prepayable at any time and can be paid in cash or by the delivery of the G-P notes. Scott received a cash distribution of $149 million from the partnership in 1988, thus monetizing its portion of the G-P notes. In 1998, at the time the G-P notes were extended, a new bank loan for the partnership was put in place for an additional five years. In recognition of the G-P credit risk, the Corporation and Mead are required to compensate the lender for the 95 basis point difference between the interest received on the G-P notes and the interest that the G-P credit risk would otherwise require. The Corporation recognizes its portion of the negative spread by a charge to interest expense on a quarterly basis. Because in the event of default by G-P, the Corporation can satisfy its guarantee by delivery of the G-P notes to the lender, it is unlikely that the Corporation would experience any loss on this arrangement.

If payment of the outstanding notes were to be accelerated in the above financing arrangements, previously provided deferred income taxes totaling $254 million at December 31, 2001 may become payable. Because the Corporation has made no pledges or guarantees as to collateral or asset values of these financing arrangements, there would be no adverse effect on income or stockholders' equity. The debt of the entities would not become an obligation of the Corporation, nor would the Corporation be required to disburse cash to satisfy the debt obligations of these entities.

In 1994, the Corporation began participating in the U.S. affordable and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the United States Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and depreciation deductions that are used to reduce the Corporation's income tax liabilities. The Corporation has invested in these markets through (i) a partnership arrangement in which it is a limited partner, (ii) limited liability companies ("LLCs") in which it is a non-managing member and (iii) through investments in various funds in which the Corporation is one of many noncontrolling investors. The partnership, LLCs and funds borrow money from third parties on a nonrecourse basis and invest in and own various real estate projects. These entities are not consolidated because they are not controlled by the Corporation. The Corporation accounts for its interests in these entities by the equity method of accounting or by the effective yield method, as appropriate, and accounts for related income tax credits as a reduction in the income tax provision.

As of December 31, 2001, the Corporation had committed to invest $207 million in these real estate projects. Income tax credits to be generated by these investments are expected to exceed $152 million, of which approximately $80 million will be claimed on the Corporation's income tax returns through December 31, 2001. As of December 31, 2001, total permanent financing debt for the projects is $277 million. This permanent financing debt is secured solely by the properties, is nonrecourse to the Corporation and is not supported or guaranteed by the Corporation. From time to time, temporary interim financing is guaranteed by the Corporation. In general, the Corporation's interim financing debt guarantees are eliminated at the time permanent financing is obtained. At December 31, 2001, $51 million of temporary interim financing debt is guaranteed by the Corporation. About $30 million of the guarantee is expected to be eliminated in 2002 and the balance is expected to be eliminated by 2005. The Corporation considers its default risk from these real estate investments and its temporary interim financing debt guarantees to be minimal as a result of geographical dispersion of the projects and because the permanent financing debt of the projects is nonrecourse to the Corporation.

As of December 31, 2001, the total underlying market value of the properties is estimated to be comfortably in excess of the total related permanent financing debt. If the Corporation's investments in these real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits and depreciation deductions claimed on the Corporation's income tax returns may be recaptured and may result in a charge to income. As of December 31, 2001, this recapture risk is estimated to be at least $33 million. The Corporation has no current intention of disposing of these investments, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the Corporation considers its recapture risk to be remote.

No current or former officer or employee of the Corporation, its subsidiaries or affiliates or any person related to such officer or employee is a participant in any of the above financing arrangements and therefore could not personally benefit in any way, financially or otherwise, from any of these arrangements.

From time to time, the Corporation acquires the use of certain assets, such as automobiles, fork lifts, trucks, office equipment, warehouses and some manufacturing equipment through operating leasing arrangements, including synthetic leases. Synthetic leases are often desirable when they offer administrative benefits, as would be the case in avoiding the burden of acquiring and disposing of automobiles, fork lifts and trucks, or when long-term interest-only financing is available, as is often the case in real estate synthetic leases. Synthetic leases usually are cost-effective alternatives to traditional operating leases because of their more favorable interest rates and treatment under income tax laws. Under applicable accounting rules for operating leases, rent expense is recorded for financial reporting purposes and no asset or debt obligation is recorded on the Corporation's balance sheet.

In 2001, rental expense under operating leases, including synthetic leases, totaled $159.4 million. Using a standard rate of eight times annual rental expense to estimate the fair value of assets under lease would equate to the Corporation having approximately $1.3 billion of assets financed by means of operating and synthetic leases. Synthetically leased assets total about $25 million, or 2 percent, of the total assets leased by the Corporation.

Many of these operating leases have termination penalties or residual value guarantees. However, because the assets under operating leases are used in the conduct of the Corporation's business operations, it is unlikely that any significant portion of these operating leases would be terminated prior to the normal expiration of their lease terms. Accordingly, the Corporation considers its risks related to these termination penalties and residual value guarantees to be minimal.

OTHER COMMENTARY:

- The Corporation purchased an additional 5 percent ownership interest in KCA for A$77.5 million (approximately $39 million), increasing its ownership interest to 55 percent. This acquisition is part of the Corporation's strategy to expand its three business segments within Australia. The acquisition of the additional 5 percent ownership of KCA resulted in recognizing goodwill of $32 million reflecting the Corporation's expectation of continued growth and profitability of KCA. Effective July 1, 2001, the Corporation began consolidating KCA's net sales and operating results. The Corporation and its joint venture partner, Amcor Limited, also exchanged options for the purchase by the Corporation of the remaining 45 percent ownership interest for A$697.5 million (approximately $355 million) within the next four years.
- Management believes that the Corporation's ability to generate cash from operations, which has exceeded $2 billion in each of the last three years, and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

Risk Sensitivity

As a multinational enterprise, the Corporation is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these market risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All derivative instruments are either exchange traded or are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to the fair value of the agreements with a positive fair value at the reporting date. Additionally, credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

Effective January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. This accounting standard requires that all derivative instruments be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, which is part of stockholders' equity, depending on whether the derivative has been designated and qualifies as part of a hedging relationship. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur.

Upon adoption of SFAS 133, the Corporation recognized a pretax loss of $.5 million in other (income) expense, net as a cumulative effect of a change in accounting. It also recorded an after-tax gain of $1.5 million in other comprehensive income on cash flow hedges of forecasted purchases of pulp, which was recognized in income in 2001.

FOREIGN CURRENCY RISK

Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2001, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. As of December 31, 2001, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving transactional exposures would have resulted in a net pretax loss of approximately $32 million. These hypothetical gains or losses on foreign currency contracts and transactional exposures are defined as the difference between the December 31, 2001 rates and the hypothetical exchange rates. In the view of management, the above losses resulting from the hypothetical changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

INTEREST RATE RISK

Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2001, the debt portfolio was composed of approximately 50 percent variable-rate debt, adjusted for the effect of variable-rate assets, and 50 percent fixed-rate debt. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2001, and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

Various outstanding interest-bearing instruments are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to fixed-rate debt outstanding at December 31, 2001, a 10 percent change in interest rates would have resulted in no material change in the fair value of fixed-rate debt. With respect to commercial paper and other variable-rate debt, a 10 percent increase in interest rates would have had no material effect on the future results of operations.

COMMODITY PRICE RISK

The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 40 percent of its virgin fiber needs from internal pulp manufacturing operations. Management still intends to reduce its level of pulp integration, when market conditions permit, to approximately 20 percent, and such a reduction in pulp integration, if accomplished, could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks. Management does not believe that commodity price risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

INFLATION RISK

The Corporation's inflation risk is managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures. Management does not believe that inflation risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

Other Information

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the appropriate period. Estimates are used in accounting for, among other items, consumer and trade promotion and rebate accruals, employee benefits, workers compensation claims and certain product liability risks, excess and obsolete inventory, allowances for doubtful accounts, deferred tax assets and contingencies.

Among those factors affecting the accruals for promotion and rebate costs are estimates of the number of consumer coupons that will be redeemed, the level of support that trade customers have provided to the Corporation and the quantity of products distributors have sold to specific customers. Generally, the Corporation bases its estimates on historical patterns of expense, influenced by judgments about current market conditions.

The accounting model for pension costs under SFAS 87, *Employers' Accounting for Pensions*, is based on the delayed recognition of the pension obligation. For example, changes in the fair market value of pension assets under SFAS 87 are not recognized as they occur but are recognized in a systematic and gradual manner over future years. To illustrate application of the delayed recognition approach, at December 31, 1999, the fair market value of assets for the Corporation's defined benefit pension plans was approximately $4.4 billion, and based on the Corporation's expected long-term rate of return of 9.3 percent, these assets were expected to increase in value during 2000 by approximately $400 million. However, the value of pension assets declined by about $50 million in 2000 and after benefit payments of $255 million, the fair market value of plan assets was approximately $4.1 billion at December 31, 2000. During 2001, the December 31, 2000 fair market value of pension assets of $4.1 billion was expected to increase by approximately $370 million. However, pension assets declined in value by about $130 million in 2001 and after benefit payments of $260 million, the fair market value of pension assets was approximately $3.7 billion at December 31, 2001. Primarily as a consequence of these factors, the Corporation's net cost of pensions increased approximately $90 million in 2000 compared to 1999 and approximately $65 million in 2001 compared to 2000.

The Corporation retains selected property and casualty risks, primarily related to workers compensation and certain product liability. Accrued liabilities for incurred but not reported events related to these retained risks are calculated based upon loss development factors provided to the Corporation by its external insurance brokers. The Corporation's total cost for property and casualty risks has in recent years been relatively stable and this trend is expected to continue.

As of December 31, 2001, the Corporation has recorded deferred tax assets related to income tax loss carryforwards and income tax credits totaling $367.6 million and has established valuation allowances against these deferred tax assets of $177.2 million, thereby resulting in a net deferred tax asset of $190.4 million. As of December 31, 2000, the net deferred tax asset was $142.8 million. These income tax losses and credits are in non-U.S. taxing jurisdictions and in certain states within the U.S. In determining the valuation allowances to establish against these deferred tax assets, the Corporation considers many factors, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, the Corporation concludes that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Contingencies and Legal Matters

LITIGATION

The following is a brief description of certain legal and administrative proceedings to which the Corporation or its subsidiaries is a party or to which the Corporation's or its subsidiaries' properties are subject. In management's opinion, none of the legal and administrative proceedings described below, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

Approximately 300 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, are pending in federal and state courts against Safeskin. Safeskin is typically one of several defendants who manufacture or sell natural rubber latex gloves. These lawsuits allege injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by health care workers and other individuals while performing their duties. Safeskin has referred the defense of these lawsuits to its insurance carriers.

In 1999, prior to the acquisition of Safeskin by the Corporation, numerous lawsuits (collectively the "Securities Actions") were filed in the U.S. District Court for the Southern District of California against Safeskin and certain of its officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Securities Actions were brought by plaintiffs in their individual capacity and on behalf of a purported class of persons who purchased or otherwise acquired Safeskin publicly traded securities during various periods occurring prior to the Corporation's acquisition of Safeskin. The suits allege that plaintiffs purchased Safeskin securities at prices artificially inflated by defendants' misrepresentations and omissions concerning Safeskin's financial condition and prospects and seek an unspecified amount of damages. Defendants' motion to dismiss was denied. A plaintiffs' class has been certified consisting of those who purchased Safeskin common stock and options during the period of February 18, 1998 through March 11, 1999. Discovery is continuing and the Corporation continues to contest liability in this matter.

In addition, a shareholder derivative action has been filed against certain of Safeskin's directors, and Safeskin as a nominal defendant, in the Supreme Court of the State of California, San Diego County (the "Derivative Action"). The Derivative Action alleges breach of fiduciary duty, waste of corporate assets and gross negligence in connection with Safeskin's stock repurchase program and seeks an unspecified amount of damages. The court has continued discovery in the Derivative Action so that it can be completed following the resolution of the Securities Actions.

On April 14, 2000, a complaint was filed against the Corporation and others in the State of Maine Superior Court. Eighteen plaintiffs seek compensation for injuries allegedly caused by exposure to substances emitted by the defendants' mills, including two mills formerly owned by the Corporation, and from the Central Maine Disposal Landfill in Fairfield, Maine. The Corporation is contesting the claims asserted by the plaintiffs.

Since 1998, the Corporation has been involved in a series of complex legal disputes between the Corporation and Mobile Energy Services Company, L.L.C. and related parties ("MESC"). These disputes arose from the closure of the Corporation's Mobile pulp mill. MESC owns a cogeneration complex that provides energy services to the Corporation's Mobile mill.

In 1998, the Corporation decided to close its Mobile pulp mill and gave notice to MESC of its intent to terminate a long-term energy services agreement. In January 1999, MESC filed for Chapter 11 bankruptcy protection and brought an adversary proceeding in the United States Bankruptcy Court against the Corporation claiming unspecified damages arising from the mill closure and termination of the energy services agreement.

In March 2001, an arbitration ruling was issued. In that ruling, the arbitrator rejected MESC's claims related to the pulp mill closure finding that the Corporation had effected a proper pulp mill closure. However, the arbitrator also ruled that the operation of certain assets by the Corporation after the pulp mill closure permitted MESC to reinstate the pulp mill energy services agreement. This reinstatement became subject to binding arbitration brought by MESC in April 2001. A ruling issued in this arbitration on January 31, 2002 resulted in the Corporation recording a pre-tax charge of approximately $27 million in its 2001 earnings.

In addition, MESC submitted binding arbitration claims for reimbursement by the Corporation of certain capital and energy costs incurred by MESC. A ruling issued in this arbitration on January 21, 2002 resulted in the Corporation recording a pre-tax charge of approximately $17 million in its 2001 earnings.

Of the numerous allegations made against the Corporation in the 1999 adversary proceeding, only fraudulent transfer claims remain pending before the Bankruptcy Court. In addition, MESC subsequently filed three additional adversary proceedings against the Corporation. The Corporation continues to contest vigorously MESC's various claims in Bankruptcy Court.

As of December 31, 2001, the Corporation, along with approximately 80 other non-affiliated companies, was a party to approximately 142 lawsuits in Florida, Georgia, Mississippi, Texas, Pennsylvania, Missouri, Illinois and California state courts with allegations of personal injury resulting from asbestos exposure on the defendants' premises and allegations that the defendants manufactured, sold, distributed or installed products which cause asbestos-related lung disease. No specific product ever manufactured by the Corporation has been identified by the plaintiffs as having caused or contributed to any asbestos-related lung disease. The Corporation has denied the allegations and raised numerous defenses in all of these asbestos cases. All asbestos claims have been tendered to the Corporation's insurance carriers for defense and indemnity.

CONTINGENCY

One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power per year for the next 17 years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2001 is estimated to be approximately $85 million. However, management considers the probability of closure of this mill to be remote.

ENVIRONMENTAL MATTERS

The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statute, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition or results of operations.

New Pronouncements

SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*, were issued in June 2001. SFAS 141 was effective July 1, 2001 and SFAS 142 is effective beginning January 1, 2002. Under these new standards, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Application of nonamortization provisions of SFAS 142 would have increased reported net income by approximately $.18 per share in 2001. During 2002, the Corporation will perform the required impairment tests of goodwill and intangible assets as of January 1, 2002. The Corporation does not expect any write-offs upon implementation of this standard.

SFAS 143, *Accounting for Asset Retirement Obligations*, was issued in June 2001 and is effective beginning January 1, 2003. SFAS 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability and an offsetting asset retirement cost on the balance sheet in the period it is incurred if a reasonable estimate of the fair value of the liability can be made.

SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, was issued in August 2001 and is effective beginning January 1, 2002. SFAS 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations.

SFAS 143 and SFAS 144 will be adopted on their effective dates, and adoption is not expected to result in any material effects on the Corporation's financial statements.

In April 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-25, *Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products*. Under EITF 00-25, the cost of promotion activities offered to customers will be classified as a reduction in sales revenue. The Corporation will adopt EITF 00-25, as required, beginning January 1, 2002. This reclassification will reduce net sales by approximately $1 billion, $885 million and $900 million for 2001, 2000 and 1999, respectively. Adoption will not change reported earnings.

Also in April 2001, the EITF delayed implementation of EITF 00-14, *Accounting for Certain Sales Incentives*, to coincide with the implementation date for EITF 00-25. Under EITF 00-14, the estimated redemption value of consumer coupons must be recorded at the time the coupons are issued and classified as a reduction in sales revenue. The Corporation will adopt EITF 00-14 effective January 1, 2002 and will reclassify the face value of coupons and similar discounts ("Discounts") as a reduction in revenue for all periods presented. Discounts recorded as promotion expense were approximately $205 million, $190 million and $205 million in 2001, 2000 and 1999, respectively. Upon adoption of EITF 00-14, the Corporation will report a cumulative effect of a change in accounting principle resulting from a change in the period for recognizing the face value of coupons, which at December 31, 2001 was an after-tax charge equal to $.02 per share.

Outlook

The Corporation believes that the outlook for improvement in the economies and market conditions in Argentina and Brazil for 2002 remain uncertain; however, the Corporation should benefit from improved market conditions for its business-to-business operations in North America as the economy recovers. Based on its assumptions regarding foreign exchange rates, the Corporation believes that the impact of exchange rates on earnings will be far less onerous in 2002 than in 2001. As a result, sales and operating profit at most of the Corporation's international units should be stronger.

During 2001, the Corporation introduced a new product, Cottonelle Fresh rollwipes. The product is currently being distributed in the Southeastern U.S. and is generating higher levels of consumer trial, but the Corporation is still in the relatively early stages of gaining in-market experience. The Corporation remains optimistic about the future of rollwipes and will likely make a decision mid-2002 about expanding its availability beyond the Southeastern U.S.

The Corporation believes it is building competitive advantage to grow its top- and bottom-lines, and it is focused on increasing cash flow to help fund its growth. In 2002, the Corporation expects to drive sales growth with volume gains in the mid-single digits.

Information Concerning Forward-Looking Statements

Certain matters discussed in this report concerning, among other things, the business outlook, including new product introductions, cost savings and acquisitions, anticipated financial and operating results, strategies, contingencies and contemplated transactions of the Corporation, constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings and projected volume increases. Furthermore, the Corporation has assumed that it will continue to identify suitable acquisition candidates in those product markets where it intends to grow by acquisition. In addition, many factors outside the control of the Corporation, including the prices of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, and fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, also could impact the realization of such estimates.

For a description of these and other factors that could cause the Corporation's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item I of the Corporation's Annual Report on Form 10-K entitled "Factors That May Affect Future Results."

CONSOLIDATED INCOME STATEMENT

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

	YEAR ENDED DECEMBER 31		
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2001	2000	1999
Net Sales	$14,524.4	$13,982.0	$13,006.8
Cost of products sold	8,615.5	8,228.5	7,681.6
Gross Profit	5,908.9	5,753.5	5,325.2
Advertising, promotion and selling expenses	2,334.4	2,122.7	2,097.8
Research expense	295.3	277.4	249.8
General expense	767.9	742.1	707.4
Goodwill amortization	89.4	81.7	41.8
Other (income) expense, net	83.7	(104.2)	(207.0)
Operating Profit	2,338.2	2,633.8	2,435.4
Interest income	17.8	24.0	29.4
Interest expense	(191.6)	(221.8)	(213.1)
Income Before Income Taxes	2,164.4	2,436.0	2,251.7
Provision for income taxes	645.7	758.5	730.2
Income Before Equity Interests	1,518.7	1,677.5	1,521.5
Share of net income of equity companies	154.4	186.4	189.6
Minority owners' share of subsidiaries' net income	(63.2)	(63.3)	(43.0)
Net Income	$ 1,609.9	$ 1,800.6	$ 1,668.1
Net Income Per Share			
Basic	$ 3.04	$ 3.34	$ 3.11
Diluted	$ 3.02	$ 3.31	$ 3.09

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED CASH FLOW STATEMENT

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

	YEAR ENDED DECEMBER 31		
(MILLIONS OF DOLLARS)	2001	2000	1999
Operations			
Net income	$ 1,609.9	$ 1,800.6	$ 1,668.1
Depreciation	650.2	591.7	586.2
Goodwill amortization	89.4	81.7	41.8
Deferred income tax provision	39.7	84.1	126.2
Net losses (gains) on asset dispositions	102.0	19.3	(143.9)
Equity companies' earnings in excess of dividends paid	(39.1)	(67.0)	(78.7)
Minority owners' share of subsidiaries' net income	63.2	63.3	43.0
Increase in operating working capital	(232.6)	(338.3)	(61.5)
Postretirement benefits	(54.7)	(121.9)	(43.1)
Other	25.8	19.7	1.8
Cash Provided by Operations	2,253.8	2,133.2	2,139.9
Investing			
Capital spending	(1,099.5)	(1,170.3)	(786.4)
Acquisitions of businesses, net of cash acquired	(135.0)	(294.5)	(271.9)
Proceeds from dispositions of property and businesses	34.4	44.5	115.2
Purchases of available-for-sale securities	(19.7)	–	–
Proceeds from equity investments	33.1	53.1	–
Proceeds from notes receivable	–	220.0	383.0
Other	(64.4)	(37.7)	(22.3)
Cash Used for Investing	(1,251.1)	(1,184.9)	(582.4)
Financing			
Cash dividends paid	(590.1)	(580.1)	(551.3)
Net (decrease) increase in short-term debt	(114.5)	700.7	(163.8)
Increases in long-term debt	475.9	359.4	117.7
Decreases in long-term debt	(275.1)	(446.7)	(75.9)
Issuance of preferred securities of subsidiary	516.5	–	–
Proceeds from exercise of stock options	101.5	90.3	60.8
Acquisitions of common stock for the treasury	(891.5)	(1,190.7)	(779.0)
Other	(26.7)	2.5	12.8
Cash Used for Financing	(804.0)	(1,064.6)	(1,378.7)
Increase (decrease) in Cash and Cash Equivalents	$ 198.7	$ (116.3)	$ 178.8

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEET

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

(MILLIONS OF DOLLARS) ASSETS	DECEMBER 31 2001	2000
Current Assets		
Cash and cash equivalents	$ 405.2	$ 206.5
Accounts receivable	1,672.4	1,809.6
Inventories	1,494.1	1,390.4
Deferred income taxes	239.8	287.1
Prepaid expenses and other	110.7	96.3
Total Current Assets	3,922.2	3,789.9
Property		
Land	242.5	239.2
Buildings	1,921.8	1,854.4
Machinery and equipment	10,073.0	9,135.1
Construction in progress	477.4	786.1
	12,714.7	12,014.8
Less accumulated depreciation	5,388.2	5,096.3
Net Property	7,326.5	6,918.5
Investments in Equity Companies	705.3	798.8
Goodwill, Net of Accumulated Amortization	1,950.3	1,977.8
Other Assets	1,103.3	994.8
	$15,007.6	$14,479.8

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(MILLIONS OF DOLLARS)	LIABILITIES AND STOCKHOLDERS' EQUITY	DECEMBER 31 2001	2000
Current Liabilities			
Debt payable within one year		$ 1,236.1	$ 1,490.5
Trade accounts payable		768.9	901.7
Other payables		335.3	274.2
Accrued expenses		1,225.3	1,239.8
Accrued income taxes		456.2	523.5
Dividends payable		146.5	144.2
Total Current Liabilities		4,168.3	4,573.9
Long-Term Debt		2,424.0	2,000.6
Noncurrent Employee Benefit and Other Obligations		916.0	869.2
Deferred Income Taxes		1,004.6	987.5
Minority Owners' Interests in Subsidiaries		309.4	281.3
Preferred Securities of Subsidiary		538.4	–
Stockholders' Equity			
Preferred stock – no par value – authorized 20.0 million shares, none issued		–	–
Common stock – $1.25 par value – authorized 1.2 billion shares; issued 568.6 million shares at December 31, 2001 and 2000		710.8	710.8
Additional paid-in capital		415.6	412.3
Common stock held in treasury, at cost – 47.6 million and 35.2 million shares at December 31, 2001 and 2000, respectively		(2,748.2)	(1,974.1)
Accumulated other comprehensive income (loss)		(1,696.2)	(1,337.6)
Retained earnings		8,999.5	7,982.0
Unearned compensation on restricted stock		(34.6)	(26.1)
Total Stockholders' Equity		5,646.9	5,767.3
		$15,007.6	$14,479.8

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

(MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)	COMMON STOCK ISSUED SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL
Balance at December 31, 1998	568,596,810	$ 710.8	$ 86.3
Shares issued for the exercise of stock options and awards	–	–	(48.2)
Stock option income tax benefits	–	–	28.5
Shares purchased for treasury	–	–	–
Shares issued for the acquisition of Ballard Medical Products	–	–	100.6
Stock issued, net of forfeitures, under restricted stock plans, less amortization	–	–	(.8)
Comprehensive income:			
Net income	–	–	–
Other comprehensive income (loss):			
Unrealized translation adjustment	–	–	–
Minimum pension liability adjustment	–	–	–
Comprehensive income	–	–	–
Dividends declared on common shares	–	–	–
Balance at December 31, 1999	568,596,810	710.8	166.4
Shares issued for the exercise of stock options and awards	–	–	(63.7)
Stock option income tax benefits	–	–	25.2
Shares purchased for treasury	–	–	–
Shares issued for the acquisition of Safeskin Corporation	–	–	282.4
Stock issued, net of forfeitures, under restricted stock plans, less amortization	–	–	2.0
Comprehensive income:			
Net income	–	–	–
Other comprehensive income (loss):			
Unrealized translation adjustment	–	–	–
Minimum pension liability adjustment	–	–	–
Comprehensive income	–	–	–
Dividends declared on common shares	–	–	–
Balance at December 31, 2000	568,596,810	710.8	412.3
Shares issued for the exercise of stock options and awards	–	–	(17.5)
Stock option income tax benefits	–	–	17.7
Shares purchased for treasury	–	–	–
Stock issued, net of forfeitures, under restricted stock plans, less amortization	–	–	3.1
Comprehensive income:			
Net income	–	–	–
Other comprehensive income (loss):			
Unrealized translation adjustment	–	–	–
Minimum pension liability adjustment	–	–	–
Deferred losses on cash flow hedges	–	–	–
Unrealized holding gains on securities	–	–	–
Comprehensive income	–	–	–
Dividends declared on common shares	–	–	–
Balance at December 31, 2001	568,596,810	$710.8	$415.6

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

TREASURY STOCK						
SHARES	AMOUNT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	UNEARNED COMPENSATION ON RESTRICTED STOCK	TOTAL STOCKHOLDERS' EQUITY	COMPREHENSIVE INCOME
30,339,402	$ (1,454.7)	$ (964.3)	$ 5,653.4	$ –	$ 4,031.5	
(2,189,629)	108.9	–	–	–	60.7	
–	–	–	–	–	28.5	
13,940,653	(779.0)	–	–	–	(779.0)	
(13,758,610)	686.2	–	–	–	786.8	
(362,000)	18.2	–	–	(13.5)	3.9	
–	–	–	1,668.1	–	1,668.1	$ 1,668.1
–	–	(154.6)	–	–	(154.6)	(154.6)
–	–	4.1	–	–	4.1	4.1
–	–	–	–	–	–	$ 1,517.6
–	–	–	(556.9)	–	(556.9)	
27,969,816	(1,420.4)	(1,114.8)	6,764.6	(13.5)	5,093.1	
(2,900,773)	154.0	–	–	–	90.3	
–	–	–	–	–	25.2	
21,216,618	(1,190.7)	–	–	–	(1,190.7)	
(10,695,002)	464.0	–	–	–	746.4	
(357,400)	19.0	–	–	(12.6)	8.4	
–	–	–	1,800.6	–	1,800.6	$ 1,800.6
–	–	(218.8)	–	–	(218.8)	(218.8)
–	–	(4.0)	–	–	(4.0)	(4.0)
–	–	–	–	–	–	$ 1,577.8
–	–	–	(583.2)	–	(583.2)	
35,233,259	(1,974.1)	(1,337.6)	7,982.0	(26.1)	5,767.3	
(2,432,855)	119.0	–	–	–	101.5	
–	–	–	–	–	17.7	
15,140,802	(909.7)	–	–	–	(909.7)	
(354,558)	16.6	–	–	(8.5)	11.2	
–	–	–	1,609.9	–	1,609.9	$1,609.9
–	–	(256.7)	–	–	(256.7)	(256.7)
–	–	(102.1)	–	–	(102.1)	(102.1)
–	–	(.1)	–	–	(.1)	(.1)
–	–	.3	–	–	.3	.3
–	–	–	–	–	–	$1,251.3
–	–	–	(592.4)	–	(592.4)	
47,586,648	$(2,748.2)	$(1,696.2)	$8,999.5	$(34.6)	$5,646.9	

Note 1. Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all subsidiaries that are more than 50 percent owned and controlled (the "Corporation"). Investments in nonconsolidated companies that are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies. All significant intercompany transactions and accounts are eliminated in consolidation. Certain reclassifications have been made to conform prior year data to the current year presentation.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the appropriate period. Estimates are used in accounting for, among other items, consumer and trade promotion and rebate accruals, employee benefits, workers compensation claims and certain product liability risks, excess and obsolete inventory, allowances for doubtful accounts, deferred tax assets and contingencies.

INVENTORIES AND DISTRIBUTION COSTS

Most U.S. inventories are valued at cost on the Last-In, First-Out (LIFO) method for U.S. income tax and financial reporting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are generally valued at the lower of cost, using either the First-In, First-Out (FIFO) or weighted average cost methods, or market. Distribution costs are classified as cost of products sold.

AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities carried at market value and included in other assets were approximately $20 million at December 31, 2001. This balance was held by the Corporation's consolidated foreign financing subsidiary formed in February 2001 as described in Note 9. These securities consist of debt securities issued by non-U.S. governments and unaffiliated corporations with maturity dates of two years or less. Unrealized holding gains or losses on these securities are recorded in other comprehensive income until realized. No gains or losses were realized during 2001.

PROPERTY AND DEPRECIATION

Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives on the straight-line or units-of-production method for financial reporting purposes and generally on an accelerated method for income tax purposes. Capitalized costs of purchased and internally developed software are amortized on the straight-line method over not more than five years. Estimated useful lives are periodically reviewed and, when warranted, changes are made that generally result in an acceleration of depreciation. These long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated future cash flows from the use of the asset and its eventual disposition are less than its carrying amount. Measurement of an impairment loss would be based on discounted future cash flows compared to the carrying amount of the assets. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

The cost of major maintenance performed on the Corporation's manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

GOODWILL

Under current accounting requirements, goodwill acquired prior to July 1, 2001 is amortized on the straight-line method over periods ranging from 10 years to 40 years. Accumulated amortization of goodwill at December 31, 2001 and 2000 was $308.1 million and $231.4 million, respectively. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that non-recoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flow associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill.

REVENUE RECOGNITION

Sales revenue is recognized at the time of product shipment to unaffiliated customers and appropriate provision is made for uncollectible accounts.

ADVERTISING EXPENSE

Advertising costs are expensed in the year the related advertisement is first presented by the media. Advertising expenses charged to income totaled $385.2 million in 2001, $349.3 million in 2000 and $336.5 million in 1999. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising expense for the full year.

ENVIRONMENTAL EXPENDITURES

Environmental expenditures related to current operations that qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed as incurred. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or a commitment to a formal plan of action.

STOCK-BASED COMPENSATION

Compensation cost for stock options and awards is measured based on intrinsic value under Accounting Principles Board Opinion ("APB") 25, *Accounting for Stock Issued to Employees.*

ACCOUNTING STANDARDS CHANGES AND NEW PRONOUNCEMENTS

On January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments and Hedging Activities.* See Note 6 for further discussion.

SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets,* were issued in June 2001. SFAS 141 was effective July 1, 2001 and SFAS 142 is effective beginning January 1, 2002. Under these new standards, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Application of nonamortization provisions of SFAS 142 would have increased reported net income by approximately $.18 per share in 2001. During 2002, the Corporation will perform the required impairment tests of goodwill and intangible assets as of January 1, 2002. The Corporation does not expect any write-offs upon implementation of this standard.

SFAS 143, *Accounting for Asset Retirement Obligations,* was issued in June 2001 and is effective beginning January 1, 2003. SFAS 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability and an offsetting asset retirement cost on the balance sheet in the period it is incurred if a reasonable estimate of the fair value of the liability can be made.

SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* was issued in August 2001 and is effective beginning January 1, 2002. SFAS 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations.

SFAS 143 and SFAS 144 will be adopted on their effective dates, and adoption is not expected to result in any material effects on the Corporation's financial statements.

In April 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-25, *Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products.* Under EITF 00-25, the cost of promotion activities offered to customers will be classified as a reduction in sales revenue. The Corporation will adopt EITF 00-25, as required, beginning January 1, 2002. This reclassification will reduce net sales by approximately $1 billion, $885 million and $900 million for 2001, 2000 and 1999, respectively. Adoption will not change reported earnings.

Also in April 2001, the EITF delayed implementation of EITF 00-14, *Accounting for Certain Sales Incentives,* to coincide with the implementation date for EITF 00-25. Under EITF 00-14, the estimated redemption value of consumer coupons must be recorded at the time the coupons are issued and classified as a reduction in sales revenue. The Corporation will adopt EITF 00-14 effective January 1, 2002 and will reclassify the face value of coupons and similar discounts ("Discounts") as a reduction in revenue for all periods presented. Discounts recorded as promotion expense were approximately $205 million, $190 million and $205 million in 2001, 2000 and 1999, respectively. Upon adoption of EITF 00-14, the Corporation will report a cumulative effect of a change in accounting principle resulting from a change in the period for recognizing the face value of coupons, which at December 31, 2001 was an after-tax charge equal to $.02 per share.

Note 2. Income Taxes

An analysis of the provision for income taxes follows:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31 2001	2000	1999
Current income taxes:			
United States	$363.9	$407.3	$386.9
State	52.5	36.5	69.8
Other countries	189.6	230.6	147.3
Total	606.0	674.4	604.0
Deferred income taxes:			
United States	115.4	91.3	139.2
State	(17.9)	14.0	(18.7)
Other countries	(57.8)	(21.2)	5.7
Total	39.7	84.1	126.2
Total provision for income taxes	$645.7	$758.5	$730.2

Income before income taxes is classified in the Consolidated Income Statement as follows:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31 2001	2000	1999
United States	$1,741.8	$1,787.5	$1,782.7
Other countries	422.6	648.5	469.0
	$2,164.4	$2,436.0	$2,251.7

Deferred income tax assets (liabilities) are composed of the following:

(MILLIONS OF DOLLARS)	DECEMBER 31 2001	2000
Current deferred income tax asset attributable to:		
Advertising and promotion accruals	$ 8.7	$ 20.8
Pension, postretirement and other employee benefits	112.7	130.4
Other accrued expenses	92.5	100.0
Inventory	18.0	24.8
Other	8.0	14.7
Valuation allowances	(.1)	(3.6)
Net current deferred income tax asset	$ 239.8	$ 287.1
Noncurrent deferred income tax asset attributable to:		
Accumulated depreciation	$ (42.7)	$ (16.7)
Income tax loss carryforwards	299.9	222.3
Foreign tax credits	51.4	30.0
Other	29.6	22.1
Valuation allowances	(177.1)	(155.2)
Net noncurrent deferred income tax asset included in other assets	$ 161.1	$ 102.5
Noncurrent deferred income tax liability attributable to:		
Accumulated depreciation	$ (995.2)	$(950.1)
Income tax loss carryforwards	14.1	40.7
Pension and other postretirement benefits	207.1	157.9
Installment sales	(254.1)	(254.1)
Other	23.5	18.1
Net noncurrent deferred income tax liability	$(1,004.6)	$(987.5)

Valuation allowances for deferred income tax assets increased $18.4 million in 2001 and decreased $120.2 million in 2000. Valuation allowances at the end of 2001 primarily relate to the potentially unusable portion of income tax loss carryforwards of $869 million in jurisdictions primarily outside the United States. If not utilized against taxable income, $426 million of the loss carryforwards will expire from 2001 through 2020. The remaining $443 million has no expiration date.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income during the carryforward period are reduced or increased.

Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes.

	YEAR ENDED DECEMBER 31					
	2001		2000		1999	
(MILLIONS OF DOLLARS)	AMOUNT	PERCENT	AMOUNT	PERCENT	AMOUNT	PERCENT
Income before income taxes:						
As reported	$2,164.4		$2,436.0		$2,251.7	
Charges (credits) for unusual items	212.9		(1.1)		(97.3)	
Income before income taxes and unusual items	$2,377.3		$2,434.9		$2,154.4	
Tax at U.S. statutory rate[a]	$ 832.0	35.0%	$ 852.2	35.0%	$ 754.0	35.0%
State income taxes, net of federal tax benefit	26.6	1.1	32.5	1.3	29.7	1.4
Net operating losses realized	(32.6)	(1.4)	(71.4)	(2.9)	(12.7)	(.6)
Other – net	(106.3)	(4.4)	(58.1)	(2.4)	(79.4)	(3.7)
	719.7	30.3%	755.2	31.0%	691.6	32.1%
Tax effects of unusual items	(74.0)	34.8%	3.3	–	38.6	39.7%
Provision for income taxes	$ 645.7	29.8%	$ 758.5	31.1%	$ 730.2	32.4%

(a) Tax at U.S. statutory rate is based on income before income taxes excluding the charges (credits) for unusual items. The tax effects of the unusual items are shown elsewhere in the table.

At December 31, 2001, income taxes have not been provided on approximately $2.7 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable. Withholding taxes of approximately $235 million would be payable upon remittance of all previously unremitted earnings at December 31, 2001.

Note 3. Postretirement and Other Benefits

PENSION PLANS

The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the United Kingdom is to contribute assets to fully fund the accumulated benefit obligation. Subject to regulatory and tax deductibility limits, any funding shortfall will be eliminated over a reasonable number of years. The funding policy for nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code and for the remaining defined benefit plans outside North America is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

In accordance with SFAS 87, *Employers' Accounting for Pensions*, the Corporation has recorded a minimum pension liability for underfunded plans of $181.2 million at December 31, 2001, representing the excess of the unfunded accumulated benefit obligation ("ABO") over previously recorded pension cost liabilities. The minimum pension liability is included in noncurrent employee benefit and other obligations on the balance sheet. An offsetting charge of $12.9 million is included as an intangible asset, to the extent of unrecognized prior service cost, and the balance of $168.3 million is included in accumulated other comprehensive income, which is part of stockholders' equity. The principal cause of the accrual for an additional minimum pension liability in 2001 was the decline in the value of equity securities held by the United Kingdom pension trusts.

OTHER POSTRETIREMENT BENEFIT PLANS

Substantially all retired employees of the Corporation and its North American subsidiaries and certain international employees are covered by health care and life insurance benefit plans. Certain benefits are based on years of service and age at retirement. The plans are principally noncontributory for employees who retired before 1993 and are contributory for most employees who retire in 1993 or after. Certain U.S. plans limit the Corporation's cost of future annual per capita retiree medical benefits to no more than 200 percent of the 1992 annual per capita cost. Certain other U.S. plans limit the Corporation's future cost for retiree medical benefits to a defined annual per capita medical cost.

Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below.

	PENSION BENEFITS		OTHER BENEFITS	
	YEAR ENDED DECEMBER 31			
(MILLIONS OF DOLLARS)	2001	2000	2001	2000
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$3,847.1**	$3,648.5	**$ 661.9**	$ 626.9
Service cost	**65.4**	63.4	**12.0**	10.9
Interest cost	**266.8**	263.6	**48.2**	48.3
Participants' contributions	**7.4**	8.5	**5.3**	5.2
Amendments	**.2**	4.5	**–**	–
Actuarial loss	**86.4**	181.3	**41.8**	41.0
Acquisitions	**37.3**	6.6	**–**	–
Curtailments	**(1.4)**	–	**–**	–
Special termination benefits	**9.0**	1.1	**–**	–
Currency exchange rate effects	**(37.4)**	(68.9)	**(1.8)**	(.9)
Benefit payments	**(266.2)**	(261.5)	**(70.9)**	(69.5)
Benefit obligation at end of year	**4,014.6**	3,847.1	**696.5**	661.9
Change in Plan Assets				
Fair value of plan assets at beginning of year	**4,086.5**	4,426.2	**–**	–
Actual loss on plan assets	**(130.0)**	(47.5)	**–**	–
Acquisitions	**36.0**	2.7	**–**	–
Employer contributions	**16.4**	19.3	**65.6**	64.3
Participants' contributions	**7.4**	8.5	**5.3**	5.2
Currency exchange rate effects	**(34.6)**	(67.7)	**–**	–
Benefit payments	**(260.2)**	(255.0)	**(70.9)**	(69.5)
Fair value of plan assets at end of year	**3,721.5**	4,086.5	**–**	–
Funded Status				
(Deficiency) excess of plan assets over benefit obligation	**(293.1)**	239.4	**(696.5)**	(661.9)
Unrecognized net actuarial loss (gain)	**544.5**	(37.0)	**(.6)**	(46.2)
Unrecognized transition amount	**(1.0)**	(5.4)	**–**	–
Unrecognized prior service cost	**53.8**	62.5	**(11.3)**	(13.4)
Net amount recognized	**$ 304.2**	$ 259.5	**$(708.4)**	$(721.5)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	**$ 309.4**	$ 364.1	**$ –**	$ –
Accrued benefit cost	**(186.4)**	(131.9)	**(708.4)**	(721.5)
Intangible asset	**12.9**	4.6	**–**	–
Accumulated other comprehensive income	**168.3**	22.7	**–**	–
Net amount recognized	**$ 304.2**	$ 259.5	**$(708.4)**	$(721.5)

The above pension benefits information has been presented on an aggregated basis whereby benefit obligation and plan asset information for plans in which plan assets exceed accumulated benefit obligations ("ABO") have been combined with plans where the ABO exceeds plan assets.

Summary disaggregated information about these pension plans follows:

	ASSETS EXCEED ABO		ABO EXCEEDS ASSETS	
	DECEMBER 31			
(MILLIONS OF DOLLARS)	2001	2000	2001	2000
Projected benefit obligation	$3,173.0	$3,650.0	$841.6	$197.1
ABO	2,906.3	3,364.6	790.6	167.6
Fair value of plan assets	3,114.2	4,037.5	607.3	49.0

	PENSION BENEFITS		OTHER BENEFITS	
	DECEMBER 31			
	2001	2000	2001	2000
Weighted Average Assumptions				
Discount rate	7.0%	7.2%	7.2%	7.5%
Expected return on plan assets	9.2%	9.3%	–	–
Rate of compensation increase	3.9%	4.1%	–	–
Health care cost trend rate[a]	–	–	10.0%	6.9%

(a) Assumed to decrease to 9.3% in 2003 and to zero by 2004 and thereafter.

	PENSION BENEFITS			OTHER BENEFITS		
	YEAR ENDED DECEMBER 31					
(MILLIONS OF DOLLARS)	2001	2000	1999	2001	2000	1999
Components of Net Periodic Benefit Cost						
Service cost	$ 65.4	$ 63.4	$ 73.3	$12.0	$10.9	$12.5
Interest cost	266.8	263.6	251.1	48.2	48.3	45.2
Expected return on plan assets[a]	(368.1)	(397.6)	(352.8)	–	–	–
Amortization of prior service cost	8.6	9.1	9.5	(2.1)	(2.1)	(2.1)
Amortization of transition amount	(4.4)	(4.4)	(4.6)	–	–	–
Recognized net actuarial loss (gain)	4.5	(20.2)	4.8	(3.8)	(4.3)	(4.4)
Curtailments	(1.4)	–	18.0	–	–	(4.1)
Other	9.0	1.0	6.1	(.1)	–	–
Net periodic benefit cost (credit)	$ (19.6)	$ (85.1)	$ 5.4	$54.2	$52.8	$47.1

(a) The expected return on plan assets is determined by multiplying the fair value of the plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the long-term expected rate of return.

Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects:

	ONE-PERCENTAGE-POINT	
(MILLIONS OF DOLLARS)	INCREASE	DECREASE
Effect on total of service and interest cost components	$ 4.7	$ 3.6
Effect on postretirement benefit obligation	41.9	34.5

DEFINED CONTRIBUTION RETIREMENT PLANS

The Corporation's contributions to the defined contribution retirement plans are based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $37.3 million, $29.8 million and $26.1 million in 2001, 2000 and 1999, respectively.

INVESTMENT PLANS

Voluntary contribution investment plans are provided to substantially all North American employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $27.5 million, $22.6 million and $25.1 million in 2001, 2000 and 1999, respectively.

Note 4. Earnings Per Share

A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:

	AVERAGE COMMON SHARES OUTSTANDING		
(MILLIONS)	2001	2000	1999
Basic	**529.6**	539.5	536.3
Dilutive effect of stock options	**3.4**	3.9	3.1
Dilutive effect of deferred compensation plan shares	**.2**	.1	.1
Dilutive effect of shares issued for participation share awards	**–**	.3	.6
Diluted	**533.2**	543.8	540.1

Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:

DESCRIPTION	2001	2000	1999
Average number of share equivalents (millions)	**5.1**	.5	.1
Weighted-average exercise price[a]	**$71.36**	$157.27	$58.10
Expiration date of options	**2006 to 2011**	2001 to 2010	2009
Options outstanding at year end	**5.8**	.5	.1

(a) The weighted-average exercise price in 2000 represents converted options from the Safeskin Corporation acquisition.

The number of common shares outstanding as of December 31, 2001, 2000 and 1999 was 521.0 million, 533.4 million and 540.6 million, respectively.

Note 5. Debt

Long-term debt is composed of the following:

	WEIGHTED-AVERAGE INTEREST RATE	MATURITIES	DECEMBER 31 2001	DECEMBER 31 2000
Commercial paper to be refinanced	–	–	$ 400.0	$ –
Notes and debentures	7.1%	2002 – 2028	1,469.8	1,652.8
Industrial development revenue bonds	4.7%	2002 – 2034	413.4	414.1
Bank loans and other financings in various currencies	8.6%	2002 – 2025	278.5	211.2
Total long-term debt			2,561.7	2,278.1
Less current portion			137.7	277.5
Long-term portion			$2,424.0	$2,000.6

At December 31, 2001, $400 million of short-term commercial paper was classified as long-term debt because on February 8, 2002, the Corporation issued $400 million of 5⅝% Notes due February 15, 2012 and used the proceeds to retire commercial paper.

Fair value of total long-term debt was $2,639.5 million and $2,295.9 million at December 31, 2001 and 2000, respectively. Scheduled maturities of long-term debt for the next five years are $71.8 million in 2003, $116.7 million in 2004, $60.3 million in 2005 and $6.1 million in 2006.

At December 31, 2001, the Corporation had $1.475 billion of syndicated revolving credit facilities. These facilities, unused at December 31, 2001, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $737.5 million expires in October 2002 and the balance expires in November 2006.

Debt payable within one year:

(MILLIONS OF DOLLARS)	DECEMBER 31 2001	DECEMBER 31 2000
Commercial paper	$ 961.3	$1,046.3
Current portion of long-term debt	137.7	277.5
Other short-term debt	137.1	166.7
Total	$1,236.1	$1,490.5

At December 31, 2001 and 2000, the weighted-average interest rate for commercial paper was 1.9 percent and 6.5 percent, respectively.

Note 6. Risk Management

As a multinational enterprise, the Corporation is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these market risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All derivative instruments are either exchange traded or are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to the fair value of the agreements with a positive fair value at the reporting date. Additionally, credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

Effective January 1, 2001, the Corporation adopted SFAS 133 as amended. This accounting standard requires that all derivative instruments be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, which is part of stockholders' equity, depending on whether the derivative has been designated and qualifies as part of a hedging relationship. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur.

Upon adoption of SFAS 133, the Corporation recognized a pretax loss of $.5 million in other (income) expense, net as a cumulative effect of a change in accounting. It also recorded an after-tax gain of $1.5 million in other comprehensive income on cash flow hedges of forecasted purchases of pulp, which was recognized in income in 2001.

Prior to adoption of SFAS 133, and in accordance with generally accepted accounting principles in effect at that time, gains and losses on instruments that hedged firm commitments were deferred and included in the basis of the underlying hedged items. Premiums paid for options were amortized ratably over the life of the option. Contracts used to hedge recorded foreign currency transactions generally matured within one year and were marked to market with the resulting gains or losses included in current income. These gains and losses offset foreign exchange gains and losses on the underlying transactions.

The following table presents the aggregate notional principal amounts, carrying values and fair values of the Corporation's foreign currency forward contracts outstanding at December 31, 2000:

	2000		
(MILLIONS OF DOLLARS)	NOTIONAL PRINCIPAL AMOUNTS	CARRYING VALUES	FAIR VALUES
Forward contracts			
Assets	$333.5	$ 12.1	$ 7.3
Liabilities	664.3	(20.2)	(13.9)

FOREIGN CURRENCY RISK MANAGEMENT

Foreign currency risk is managed by the use of foreign currency forward and swap contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2001, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

TRANSLATION RISK MANAGEMENT

The income statements of foreign operations, other than those in hyperinflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized translation adjustments.

The income statements and balance sheets of operations in hyperinflationary economies are translated into U.S. dollars using both current and historical rates of exchange. For balance sheet accounts translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income. Operations that are deemed to be hyperinflationary are as follows: Ecuador (prior to 2000), Russia, Turkey and Venezuela.

Translation exposure generally is not hedged. The risk to any particular entity's net assets is minimized to the extent that the entity is financed with local currency borrowing. In addition, many of the Corporation's non-U.S. operations buy the majority of their inputs and sell the majority of their outputs in their local currency, thereby minimizing the effect of currency rate changes on their local operating profit margins.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2001 and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

The Corporation has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next year, thus reducing the impact of interest-rate changes on future interest expense. Approximately $56 million of the Corporation's outstanding current portion of long-term debt was designated as the hedged items to interest rate swap agreements at December 31, 2001.

COMMODITY PRICE RISK MANAGEMENT

The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 40 percent of its virgin fiber needs from internal pulp manufacturing operations. Management still intends to reduce its level of pulp integration, when market conditions permit, to approximately 20 percent, and such a reduction in pulp integration, if accomplished, could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices.

In addition, the Corporation is subject to price risk for the price of natural gas, which is used in its manufacturing operations. Derivative instruments are used to hedge this risk when it is deemed prudent to do so by management.

EFFECT OF DERIVATIVE INSTRUMENTS ON RESULTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

Fair Value Hedges

During the year ended December 31, 2001, the fair value hedges were perfectly effective and consequently they resulted in no net income effect. In addition, during the year, all of the Corporation's firm commitments continued to qualify for fair value hedging.

Cash Flow Hedges

During the year ended December 31, 2001, the Corporation's cash flow hedges were perfectly effective and consequently they resulted in no net income effect. No cash flow hedges were discontinued during the year.

At December 31, 2001, the Corporation expected to reclassify $.3 million of losses from accumulated other comprehensive income to earnings during the next twelve months. The maximum maturity of cash flow derivatives in place at December 31, 2001 is December 2002.

Other

The Corporation entered into forward contracts to purchase Australian dollars needed to complete the anticipated acquisition of the remaining 45 percent ownership interest in Kimberly-Clark Australia ("KCA") for A$697.5 million (approximately $355 million). The longest of these contracts matures in August 2003. These forward contracts do not qualify for hedge accounting under SFAS 133 and are marked to market each period with the resulting gains or losses included in current earnings. For the year ended December 31, 2001, net losses on these contracts of approximately $7 million were recorded in other (income) expense, net.

The net gain on all other derivative instruments not designated as hedges was $21.0 million in 2001 and has been included in operating profit on the income statement.

Note 7. Stock Compensation Plans

Kimberly-Clark Equity Participation Plans ("Plans") provide for awards of participation shares and stock options to key employees of the Corporation and its subsidiaries. Upon maturity, participation share awards are paid in cash based on the increase in the book value as defined by the Plans of the Corporation's common stock during the award period. Participants do not receive dividends on the participation shares, but their accounts are credited with dividend shares payable in cash at the maturity of the award. Neither participation nor dividend shares are shares of common stock. In conjunction with the restricted stock plan discussed later in this note, no additional participation shares will be awarded after 1998.

Data concerning participation and dividend shares follow:

(THOUSANDS OF SHARES)	2001	2000	1999
Outstanding – Beginning of year	6,608	10,229	10,049
Dividend shares credited – net	377	602	808
Matured	(2,356)	(4,015)	(483)
Forfeited	(154)	(208)	(145)
Outstanding – End of year	4,475	6,608	10,229

Amounts expensed related to participation shares were $15.0 million, $44.5 million and $34.9 million in 2001, 2000 and 1999, respectively.

The Corporation also has stock option plans under which executives and key employees may be granted awards. Under these plans, all stock options are granted at not less than market value at the date of grant, expire 10 years after the date of grant and generally become exercisable over three years.

In October 1997, approximately 57,000 employees worldwide were granted approximately 3.2 million stock options and .2 million stock appreciation rights. Employees were granted options to purchase a fixed number of shares of common stock, ranging from 25 to 125 shares per employee at a price equal to the fair market value at the date of grant. The grants generally became exercisable after the third anniversary of the grant date and have a term of seven years.

As part of the acquisitions of Safeskin Corporation ("Safeskin") in 2000 and Ballard Medical Products ("Ballard") in 1999, outstanding Safeskin and Ballard stock options were converted into options to acquire approximately 1.4 million and .5 million shares, respectively, of the Corporation's common stock at a weighted-average exercise price of $85.22 and $36.13, respectively.

Data concerning stock option activity follows:

(OPTIONS IN THOUSANDS)	2001 OPTIONS	2001 WEIGHTED-AVERAGE EXERCISE PRICE	2000 OPTIONS	2000 WEIGHTED-AVERAGE EXERCISE PRICE	1999 OPTIONS	1999 WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding – Beginning of year	23,941	$ 49.67	20,167	$44.08	17,132	$41.04
Granted	5,867	69.71	5,799	52.95	5,271	48.46
Exercised	(2,428)	41.75	(2,876)	30.88	(2,154)	27.24
Canceled or expired	(715)	126.87	(554)	67.96	(545)	51.46
Converted Safeskin and Ballard stock options	–	–	1,405	85.22	463	36.13
Outstanding – End of year[(a)]	26,665	52.73	23,941	49.67	20,167	44.08
Exercisable – End of year	15,237	46.80	11,330	46.95	9,588	36.59

(a) Data concerning stock options at December 31, 2001 follows (options in thousands):

Exercise Price Range	Options Outstanding: Options	Options Outstanding: Weighted-Average Exercise Price	Options Outstanding: Remaining Contractual Life (Years)	Options Exercisable: Options	Options Exercisable: Weighted-Average Price
$12.36 – 37.74	2,088	$ 25.06	2.4	2,088	$ 25.06
39.94 – 50.41	8,874	46.89	5.7	6,982	46.51
51.82 – 60.08	9,908	53.61	6.4	6,072	54.01
61.35 – 71.74	5,745	69.70	9.1	66	68.38
86.28 – 188.53	50	121.14	6.4	29	120.72
	26,665	52.73	6.4	15,237	46.80

At December 31, 2001, the number of additional shares of common stock of the Corporation available for awards under the 2001 Plan was 29.5 million shares, including both stock option and restricted share awards.

The Corporation has elected to follow APB 25 and related interpretations in accounting for its stock options. Under APB 25, because the exercise price of employee stock options that have been awarded was equal to the market price of the underlying stock on the date of grant, no compensation expense was required to be recognized. However, SFAS 123, *Accounting for Stock-Based Compensation*, requires presentation of pro forma net income and earnings per share as if the Corporation had accounted for its employee stock options under a fair value method. For purposes of pro forma disclosure, the estimated fair value of such stock options is amortized to expense over the vesting period. Under the fair value method, the Corporation's net income and net income per share would have been reduced as follows:

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2001	2000	1999
Net income	$76.1	$53.3	$41.2
Basic and diluted net income per share	.14	.10	.08

The weighted-average fair value of the individual options granted during 2001, 2000 and 1999 is estimated as $19.87, $16.24 and $11.77, respectively, on the date of grant. The fair values were determined using a Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	1.61%	2.04%	2.15%
Volatility	25.86%	26.20%	21.40%
Risk-free interest rate	4.70%	6.50%	5.25%
Expected life	5.8 years	5.8 years	5.8 years

UNEARNED COMPENSATION ON RESTRICTED STOCK AWARDS

The 2001 Equity Participation Plan replaces the Corporation's 1999 Restricted Stock Plan and provides for restricted share awards not to exceed 3.0 million shares. These restricted stock awards vest and become unrestricted shares in three to 10 years from the date of grant. Although plan participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period. During 2001, .5 million shares were awarded at an average share price of $55.59. During 2000, .5 million shares were awarded at an average share price of $58.18. During 1999, .4 million shares were awarded at an average share price of $48.59. As of December 31, 2001, 2.5 million shares of the Corporation's common stock, under the 2001 plan, remained available for awards.

The market value of the Corporation's common stock determines the value of the restricted stock, and such value is recorded at the date of the award as unearned compensation on restricted stock in a separate component of stockholders' equity. This unearned compensation is amortized to compensation expense over the periods of restriction. During 2001, 2000 and 1999, $13.0 million, $10.8 million and $5.0 million, respectively, was charged to compensation expense under the plan. The tax effect of differences between compensation expense for financial statement and income tax purposes is charged or credited to additional paid-in capital.

Note 8. Commitments

LEASES

The future minimum obligations under leases having a noncancelable term in excess of one year as of December 31, 2001, are as follows:

(MILLIONS OF DOLLARS)	OPERATING LEASES
Year Ending December 31:	
2002	$ 61.8
2003	52.1
2004	38.9
2005	30.2
2006	19.8
Thereafter	43.4
Future minimum obligations	$246.2

Operating lease obligations have been reduced by approximately $6 million for rental income from noncancelable sublease agreements.

Consolidated rental expense under operating leases was $159.4 million, $145.9 million and $151.4 million in 2001, 2000 and 1999, respectively.

PURCHASE COMMITMENTS

The Corporation has entered into long-term contracts for the purchase of raw materials, primarily pulp, and utilities, principally natural gas. The minimum purchase commitments extend beyond 2007. The commitments are approximately $688 million, $564 million and $377 million in 2002, 2003 and 2004, respectively. Total commitments beyond the year 2004 are $191 million.

Although the Corporation is primarily liable for rental payments on the above-mentioned leases and, considering the purchase commitments described above, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

Note 9. Preferred Securities of Subsidiary

In February 2001, a newly formed Luxembourg-based consolidated financing subsidiary of the Corporation issued 1 million shares of preferred securities (the "Securities") with an aggregate par value of $520 million to a nonaffiliated entity for cash proceeds of $516.5 million. Approximately 97 percent of the subsidiary's funds are invested in long-term, variable rate loans to the Corporation or its consolidated subsidiaries on terms that would be substantially similar to other borrowings by the Corporation or its consolidated subsidiaries. The remaining funds are invested in other financial assets. The Securities pay no dividend but accrue a variable rate of return based on three-month LIBOR plus 0.764 percent, which at December 31, 2001 equated to an annual rate of approximately 3.03 percent. The Securities are in substance perpetual and are callable by the subsidiary at par value plus any accrued but unpaid return on the Securities in November 2008 and each 20-year anniversary thereafter. The common equity securities, all of which are owned by the Corporation, are entitled to all of the residual equity after satisfaction of the preferred interests. As of December 31, 2001, the authorized, issued and outstanding 1 million shares of preferred securities had a balance (and a liquidating value) of $538.4 million which is shown as preferred securities of subsidiary on the consolidated balance sheet. The increase in the balance of the Securities during 2001 of $21.9 million is the return on the Securities, which was included in minority owners' share of subsidiaries' net income for 2001 on the Corporation's consolidated income statement.

Note 10. Stockholders' Equity

STOCKHOLDERS' EQUITY

At December 31, 2001, unremitted net income of equity companies included in consolidated retained earnings was $774 million.

On June 21, 1988, the board of directors of the Corporation declared a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. On June 8, 1995, the board amended the plan governing such rights. The rights are intended to protect the stockholders against abusive takeover tactics.

A right will entitle its holder to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $225, but will not become exercisable until 10 days after a person or group acquires or announces a tender offer that would result in the ownership of 20 percent or more of the Corporation's outstanding common shares.

Under certain circumstances, a right will entitle its holder to acquire either shares of the Corporation's stock or shares of an acquiring company's common stock, in either event having a market value of twice the exercise price of the right. At any time after the acquisition by a person or group of 20 percent or more, but fewer than 50 percent, of the Corporation's common shares, the Corporation may exchange the rights, except for rights held by the acquiring person or group, in whole or in part, at a rate of one right for one share of the Corporation's common stock or for one two-hundredth of a share of Series A Junior Participating Preferred Stock.

The rights may be redeemed at $.005 per right prior to the acquisition by a person or group of 20 percent or more of the common stock. Unless redeemed earlier, the rights expire on June 8, 2005.

OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of other comprehensive income (loss) are as follows:

	YEAR ENDED DECEMBER 31								
	2001			2000			1999		
(MILLIONS OF DOLLARS)	PRETAX AMOUNT	TAX EXP. (CREDIT)	NET AMOUNT	PRETAX AMOUNT	TAX EXP. (CREDIT)	NET AMOUNT	PRETAX AMOUNT	TAX EXP. (CREDIT)	NET AMOUNT
Unrealized translation adjustment	$(256.7)	$ –	$(256.7)	$(218.8)	$ –	$(218.8)	$(154.6)	$ –	$(154.6)
Minimum pension liability adjustment	(145.6)	(43.5)	(102.1)	(6.5)	(2.5)	(4.0)	6.6	2.5	4.1
Deferred losses on cash flow hedges	(.1)	–	(.1)	–	–	–	–	–	–
Unrealized holding gains on securities	.3	–	.3	–	–	–	–	–	–
Other comprehensive income (loss)	$(402.1)	$(43.5)	$(358.6)	$(225.3)	$(2.5)	$(222.8)	$(148.0)	$2.5	$(150.5)

Accumulated balances of other comprehensive income (loss), net of applicable income taxes:

	DECEMBER 31	
(MILLIONS OF DOLLARS)	2001	2000
Unrealized translation adjustment	$(1,580.2)	$(1,323.5)
Minimum pension liability adjustment	(116.2)	(14.1)
Deferred losses on cash flow hedges	(.1)	–
Unrealized holding gains on securities	.3	–
Accumulated other comprehensive income (loss)	$(1,696.2)	$(1,337.6)

Note 11. Acquisitions and Dispositions of Businesses

ACQUISITIONS

On January 31, 2001, the Corporation acquired Linostar S.p.A., a leading Italian-based diaper manufacturer that produces and markets Lines, Italy's second largest diaper brand. The Corporation accounted for this acquisition using the purchase method which resulted in recognizing goodwill and other intangible assets of $28 million.

The Corporation purchased an additional 5 percent ownership interest in KCA for A$77.5 million (approximately $39 million), increasing its ownership interest to 55 percent. This acquisition is part of the Corporation's strategy to expand its three business segments within Australia. The acquisition of the additional 5 percent ownership of KCA resulted in recognizing goodwill of $32 million reflecting the Corporation's expectation of continued growth and profitability of KCA. Effective July 1, 2001, the Corporation began consolidating KCA's net sales and operating results. The Corporation and its joint venture partner, Amcor Limited, also exchanged options for the purchase by the Corporation of the remaining 45 percent ownership interest for A$697.5 million (approximately $355 million) within the next four years.

In February 2000, the Corporation completed the acquisition of Safeskin through the exchange of approximately 10.7 million shares of the Corporation's common stock for all the outstanding shares of Safeskin. The value of the exchange of stock plus related acquisition costs was approximately $750 million. In June 2000, the Corporation completed the acquisition of S-K Corporation ("S-K") in Taiwan. These acquisitions were recorded as purchases and resulted in recognizing goodwill and other intangible assets of $791.1 million.

In June 1999, the Corporation acquired the European consumer and away-from-home tissue businesses of Attisholz Holding AG for $365 million in cash. In September 1999, the Corporation completed the acquisition of Ballard through the exchange of approximately 13.8 million shares of the Corporation's common stock for all the outstanding shares of Ballard. The value of the exchange of stock plus related acquisition costs was approximately $788 million. These two acquisitions were both recorded as purchases and resulted in recognizing goodwill and other intangible assets of $704 million.

The costs of other acquisitions relating primarily to increased ownership and expansion in Asia and Latin America in 2001, 2000 and 1999 were $78.8 million, $175.5 million and $44.8 million, respectively. The Corporation recognized goodwill on these other acquisitions of consolidated subsidiaries of $38.1 million in 2001, $130.0 million in 2000 and $41.4 million in 1999.

DISPOSITIONS

In 1999, the Corporation closed its integrated pulp operation in Mobile, Ala., and sold the associated timberlands. Closure of the pulp mill resulted in the elimination of approximately 450 jobs, and severance costs of $18.0 million. Approximately 460 thousand acres of the timberlands were sold to a non-affiliated buyer, Joshua Timberlands LLC ("Joshua"), for notes receivable having a face value of $397 million (and a fair value of $383 million). Section 453 of the Internal Revenue Code applies to the sale of timberlands and permits election of the installment method for income tax purposes, which the Corporation elected. The transaction also met the criteria for immediate profit recognition under generally accepted accounting principles. The Joshua notes, which were recorded at their fair value of approximately $383 million, bear interest initially at floating rates based on LIBOR less 15 basis points and are backed by irrevocable standby letters of credit issued by a major money-center bank, are due September 30, 2009 and are extendable in additional five-year increments up to September 30, 2029, at the option of the note holder. Additional acres of such timberland and related equipment were sold to other buyers prior to September 30, 1999 for $66 million in cash. The closure of the pulp mill combined with the sale of the related timberlands resulted in a pretax gain of $153.3 million, which was recorded in other (income) expense, net. The after-tax effect of the transaction was a gain of $95.7 million, or $.18 per share.

Because the Corporation desired to monetize the $397 million of notes receivable and continue the deferral of current income taxes on the gains, in 1999 the Corporation transferred the Joshua notes to a non-controlled financing entity. The Corporation has minority voting interests in the financing entity and accounts for its minority ownership interests using the equity method of accounting. The transfer of the notes and certain other assets to the financing entity were made at fair value, were accounted for as asset sales and resulted in no gain or loss to the Corporation.

Note 12. Contingencies and Legal Matters

LITIGATION

The following is a brief description of certain legal and administrative proceedings to which the Corporation or its subsidiaries is a party or to which the Corporation's or its subsidiaries' properties are subject. In management's opinion, none of the legal and administrative proceedings described below, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

Approximately 300 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, are pending in federal and state courts against Safeskin. Safeskin is typically one of several defendants who manufacture or sell natural rubber latex gloves. These lawsuits allege injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by health care workers and other individuals while performing their duties. Safeskin has referred the defense of these lawsuits to its insurance carriers.

In 1999, prior to the acquisition of Safeskin by the Corporation, numerous lawsuits (collectively the "Securities Actions") were filed in the U.S. District Court for the Southern District of California against Safeskin and certain of its officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Securities Actions were brought by plaintiffs in their individual capacity and on behalf of a purported class of persons who purchased or otherwise acquired Safeskin publicly traded securities during various periods occurring prior to the Corporation's acquisition of Safeskin. The suits allege that plaintiffs purchased Safeskin securities at prices artificially inflated by defendants' misrepresentations and omissions concerning Safeskin's financial condition and prospects and seek an unspecified amount of damages. Defendants' motion to dismiss was denied. A plaintiffs' class has been certified consisting of those who purchased Safeskin common stock and options during the period of February 18, 1998 through March 11, 1999. Discovery is continuing and the Corporation continues to contest liability in this matter.

In addition, a shareholder derivative action has been filed against certain of Safeskin's directors, and Safeskin as a nominal defendant, in the Supreme Court of the State of California, San Diego County (the "Derivative Action"). The Derivative Action alleges breach of fiduciary duty, waste of corporate assets and gross negligence in connection with Safeskin's stock repurchase program and seeks an unspecified amount of damages. The court has continued discovery in the Derivative Action so that it can be completed following the resolution of the Securities Actions.

On April 14, 2000, a complaint was filed against the Corporation and others in the State of Maine Superior Court. Eighteen plaintiffs seek compensation for injuries allegedly caused by exposure to substances emitted by the defendants' mills, including two mills formerly owned by the Corporation, and from the Central Maine Disposal Landfill in Fairfield, Maine. The Corporation is contesting the claims asserted by the plaintiffs.

Since 1998, the Corporation has been involved in a series of complex legal disputes between the Corporation and Mobile Energy Services Company, L.L.C. and related parties ("MESC"). These disputes arose from the closure of the Corporation's Mobile pulp mill. MESC owns a cogeneration complex that provides energy services to the Corporation's Mobile mill.

In 1998, the Corporation decided to close its Mobile pulp mill and gave notice to MESC of its intent to terminate a long-term energy services agreement. In January 1999, MESC filed for Chapter 11 bankruptcy protection and brought an adversary proceeding in the United States Bankruptcy Court against the Corporation claiming unspecified damages arising from the mill closure and termination of the energy services agreement.

In March 2001, an arbitration ruling was issued. In that ruling, the arbitrator rejected MESC's claims related to the pulp mill closure finding that the Corporation had effected a proper pulp mill closure. However, the arbitrator also ruled that the operation of certain assets by the Corporation after the pulp mill closure permitted MESC to reinstate the pulp mill energy services agreement. This reinstatement became subject to binding arbitration brought by MESC in April 2001. A ruling issued in this arbitration on January 31, 2002 resulted in the Corporation recording a pre-tax charge of approximately $27 million in its 2001 earnings.

In addition, MESC submitted binding arbitration claims for reimbursement by the Corporation of certain capital and energy costs incurred by MESC. A ruling issued in this arbitration on January 21, 2002 resulted in the Corporation recording a pre-tax charge of approximately $17 million in its 2001 earnings.

Of the numerous allegations made against the Corporation in the 1999 adversary proceeding, only fraudulent transfer claims remain pending before the Bankruptcy Court. In addition, MESC subsequently filed three additional adversary proceedings against the Corporation. The Corporation continues to contest vigorously MESC's various claims in Bankruptcy Court.

As of December 31, 2001, the Corporation, along with approximately 80 other non-affiliated companies, was a party to approximately 142 lawsuits in Florida, Georgia, Mississippi, Texas, Pennsylvania, Missouri, Illinois and California state courts with allegations of personal injury resulting from asbestos exposure on the defendants' premises and allegations that the defendants manufactured, sold, distributed or installed products which cause asbestos-related lung disease. No specific product ever manufactured by the Corporation has been identified by the plaintiffs as having caused or contributed to any asbestos-related lung disease. The Corporation has denied the allegations and raised numerous defenses in all of these asbestos cases. All asbestos claims have been tendered to the Corporation's insurance carriers for defense and indemnity.

CONTINGENCY

One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power per year for the next 17 years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2001 is estimated to be approximately $85 million. However, management considers the probability of closure of this mill to be remote.

ENVIRONMENTAL MATTERS

The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statute, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition or results of operations.

Note 13. Unaudited Quarterly Data

	2001				2000			
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	FOURTH(a)	THIRD(b)	SECOND(c)	FIRST(d)	FOURTH(e)	THIRD(f)	SECOND(g)	FIRST(h)
Net sales	$3,671.8	$3,710.0	$3,534.2	$3,608.4	$3,600.8	$3,529.5	$3,464.5	$3,387.2
Gross profit	1,472.8	1,548.2	1,430.5	1,457.4	1,483.4	1,431.4	1,432.4	1,406.3
Operating profit	487.4	629.1	590.6	631.1	674.7	642.1	638.3	678.7
Net income	341.7	419.4	415.4	433.4	455.7	440.4	434.3	470.2
Per share basis:								
Basic	.65	.79	.78	.81	.85	.82	.80	.86
Diluted	.65	.79	.78	.81	.85	.81	.79	.86
Cash dividends declared per share	.28	.28	.28	.28	.27	.27	.27	.27
Market price per share:								
High	62.22	65.10	68.69	72.19	73.25	61.81	62.94	68.13
Low	52.06	53.30	55.15	60.50	53.63	49.94	53.00	42.00
Close	59.80	62.00	55.90	67.83	70.69	55.81	57.56	56.06

(a) Included in the fourth quarter 2001 are the following unusual items:

				Net Income per Share	
(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Basic	Diluted
North American mill closing and other write-offs	$50.1	$ 52.6	$32.6		
Latin American asset plan	32.3	32.5	19.8		
Business improvement programs	6.7	6.7	2.7		
Business integration and other costs	1.8	9.7	6.6		
Arbitration settlements	–	43.2	26.9		
Total	$90.9	$144.7	$88.6	$.17	$.17

(b) Included in the third quarter 2001 are the following unusual items:

				Net Income per Share	
(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Basic	Diluted
Business improvement programs	$6.3	$ 6.5	$4.3		
Business integration and other costs	.7	5.1	2.6		
Total	$7.0	$11.6	$6.9	$.02	$.01

(c) Included in the second quarter 2001 are the following unusual items:

				Net Income per Share	
(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Basic	Diluted
Business improvement programs	$20.5	$21.1	$13.6		
Business integration and other costs	1.7	7.4	5.7		
Total	$22.2	$28.5	$19.3	$.04	$.03

(d) Included in the first quarter 2001 are the following unusual items:

				Net Income per Share	
(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Basic	Diluted
Business improvement programs	$21.2	$21.2	$13.2		
Business integration and other costs	.4	6.9	4.3		
Total	$21.6	$28.1	$17.5	$.04	$.03

(e) Included in the fourth quarter 2000 are the following unusual items:

(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Net Income per Share Basic	Net Income per Share Diluted
Business improvement programs	$5.8	$ 5.8	$ 4.0		
Business integration and other costs	1.2	9.6	7.0		
Litigation settlements	–	.6	.3		
Total	$7.0	$16.0	$11.3	$.03	$.02

(f) Included in the third quarter 2000 are the following unusual items:

(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Net Income per Share Basic	Net Income per Share Diluted
Business improvement programs	$4.1	$ 5.5	$ 3.6		
Business integration and other costs	.2	5.7	3.5		
Litigation settlements	–	14.6	9.0		
Total	$4.3	$25.8	$16.1	$.03	$.03

(g) Included in the second quarter 2000 are the following unusual items:

(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Net Income per Share Basic	Net Income per Share Diluted
Business improvement programs	$4.2	$ 5.6	$3.8		
Business integration and other costs	.5	5.6	3.5		
Total	$4.7	$11.2	$7.3	$.01	$.02

(h) Included in the first quarter 2000 are the following unusual items:

(Millions of dollars, except per share amounts)	Gross Profit	Operating Profit	Net Income	Net Income per Share Basic	Net Income per Share Diluted
Business improvement programs	$ 6.1	$ 7.5	$ 5.0		
Business integration and other costs	8.2	14.2	9.0		
Patent settlement and accrued liability reversal	–	(75.8)	(46.5)		
Total	$14.3	$(54.1)	$(32.5)	$(.06)	$(.06)

Note 14. Supplemental Data (MILLIONS OF DOLLARS)

SUPPLEMENTAL BALANCE SHEET DATA

SUMMARY OF ACCOUNTS RECEIVABLE	DECEMBER 31 2001	2000
Accounts Receivable:		
From customers	$1,543.9	$1,683.9
Other	198.3	198.8
Less allowance for doubtful accounts and sales discounts	(69.8)	(73.1)
Total	$1,672.4	$1,809.6

Accounts receivable are carried at amounts that approximate fair value.

SUMMARY OF INVENTORIES	DECEMBER 31 2001	2000
Inventories by Major Class:		
At the lower of cost on the FIFO method, weighted-average cost method or market:		
Raw materials	$ 366.1	$ 387.2
Work in process	179.5	159.1
Finished goods	898.4	840.1
Supplies and other	217.5	220.0
	1,661.5	1,606.4
Excess of FIFO cost over LIFO cost	(167.4)	(216.0)
Total	$1,494.1	$1,390.4

FIFO value of total inventories valued on the LIFO method were $715.2 million and $660.1 million at December 31, 2001 and December 31, 2000, respectively.

SUMMARY OF ACCRUED EXPENSES	DECEMBER 31 2001	2000
Accrued advertising and promotion	$ 213.7	$ 214.1
Accrued salaries and wages	351.2	428.7
Other	660.4	597.0
Total	$1,225.3	$1,239.8

SUMMARY OF ACCRUED CONSUMER COUPON REDEMPTION COSTS	2001	2000
Balance, January 1	$ 54.0	$ 58.7
Additions charged to expense	149.4	158.8
Payments	(152.6)	(136.1)
Changes in estimates	(19.1)	(26.6)
Currency rate changes	(.5)	(.8)
Balance, December 31	$ 31.2	$ 54.0

SUPPLEMENTAL CASH FLOW STATEMENT DATA

SUMMARY OF CASH FLOW EFFECTS OF (INCREASE) DECREASE IN OPERATING WORKING CAPITAL[a]	YEAR ENDED DECEMBER 31 2001	2000	1999
Accounts receivable	$ 202.5	$ (88.8)	$ (10.3)
Inventories	(37.7)	(49.0)	111.2
Prepaid expenses	(6.9)	10.4	28.0
Trade accounts payable	(162.9)	26.5	41.1
Other payables	9.2	(4.4)	(98.4)
Accrued expenses	(81.3)	(116.3)	(147.3)
Accrued income taxes	(125.4)	(77.4)	34.9
Currency rate changes	(30.1)	(39.3)	(20.7)
Increase in operating working capital	$(232.6)	$(338.3)	$ (61.5)

(a) Excludes the effects of acquisitions and dispositions.

OTHER CASH FLOW DATA	YEAR ENDED DECEMBER 31 2001	2000	1999
Reconciliation of changes in cash and cash equivalents:			
Balance, January 1	$206.5	$322.8	$144.0
Increase (Decrease)	198.7	(116.3)	178.8
Balance, December 31	$405.2	$206.5	$322.8
Interest paid	$230.8	$233.1	$227.1
Income taxes paid	719.2	783.2	557.8
Decrease in cash and cash equivalents due to currency rate changes	24.9	11.4	.1

INTEREST EXPENSE	YEAR ENDED DECEMBER 31 2001	2000	1999
Gross interest cost	$211.2	$242.7	$226.0
Capitalized interest on major construction projects	(19.6)	(20.9)	(12.9)
Interest expense	$191.6	$221.8	$213.1

Note 15. Business Segment and Geographic Data Information

As a result of organizational changes announced in November 2001, the Corporation redefined its business segments. The newly defined segments are Personal Care, Consumer Tissue and Business-to-Business.

Historical information has been reclassified for comparative purposes to be consistent with the new business segment definitions. Sales and operating profit of K-C Professional and Neenah Paper have been removed from the former Tissue segment and are included in the new Business-to-Business segment along with the Corporation's Health Care, Nonwovens and Technical Paper operations that formerly constituted the Health Care and Other segment. The now smaller Tissue segment was renamed Consumer Tissue. The Personal Care segment did not change.

- The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of well-known brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.
- The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels and napkins for household use; wet wipes; and related products. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Page, Huggies and other brand names.
- The Business-to-Business segment manufactures and markets facial and bathroom tissue, paper towels, wipers and napkins for away-from-home use; health care products such as surgical gowns, drapes, infection control products, sterilization wraps, disposable face masks and exam gloves, respiratory products, and other disposable medical products; printing, premium business and correspondence papers; specialty and technical papers; and other products. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass, Safeskin, Tecnol, Ballard and other brand names.

In 2001, approximately 10.4% of net sales were to Wal-Mart Stores, Inc., primarily in the Personal Care and Consumer Tissue businesses. No single customer accounted for 10% or more of net sales in 2000 and 1999.

Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:

CONSOLIDATED OPERATIONS BY BUSINESS SEGMENT

	NET SALES			OPERATING PROFIT[a]		
(MILLIONS OF DOLLARS)	2001	2000	1999	2001	2000	1999
Personal Care	$ 5,677.6	$ 5,437.6	$ 5,138.1	$1,042.7	$1,136.7	$1,092.8
Consumer Tissue	5,383.5	5,061.3	4,855.0	863.7	825.1	689.2
Business-to-Business	3,624.8	3,678.9	3,156.6	599.4	666.0	579.2
Combined	14,685.9	14,177.8	13,149.7	2,505.8	2,627.8	2,361.2
Intersegment sales	(161.5)	(195.8)	(142.9)	–	–	–
Unallocated – net[b]	–	–	–	(167.6)	6.0	74.2
Consolidated	$14,524.4	$13,982.0	$13,006.8	$2,338.2	$2,633.8	$2,435.4

	ASSETS			DEPRECIATION			CAPITAL SPENDING		
(MILLIONS OF DOLLARS)	2001	2000	1999	2001	2000	1999	2001	2000	1999
Personal Care	$ 3,819.5	$ 3,667.7	$ 3,234.8	$225.1	$200.9	$195.8	$ 381.0	$ 410.7	$260.7
Consumer Tissue	5,064.5	4,732.4	4,191.9	259.8	239.1	243.9	419.6	500.7	312.1
Business-to-Business	4,611.3	4,624.2	3,583.7	164.2	150.5	145.5	260.4	256.3	213.1
Combined	13,495.3	13,024.3	11,010.4	649.1	590.5	585.2	1,061.0	1,167.7	785.9
Unallocated assets[c]	1,512.3	1,455.5	1,805.1	1.1	1.2	1.0	38.5	2.6	.5
Consolidated	$15,007.6	$14,479.8	$12,815.5	$650.2	$591.7	$586.2	$1,099.5	$1,170.3	$786.4

(a) Included in Business Segment operating profit are the following unusual items:

	2001				
(Millions of dollars)	Personal Care	Consumer Tissue	Business-to-Business	Unallocated	Total
North American mill closing and other write-offs	$ 6.8	$19.0	$26.8	$ –	$ 52.6
Latin American asset plan	23.1	9.4	–	–	32.5
Business improvement programs	41.0	5.6	8.9	–	55.5
Business integration and other costs	5.9	5.2	15.7	2.3	29.1
Arbitration settlements	–	–	–	43.2	43.2
Total	$76.8	$39.2	$51.4	$ 45.5	$212.9

	2000				
(Millions of dollars)	Personal Care	Consumer Tissue	Business-to-Business	Unallocated	Total
Business improvement programs	$ 4.2	$16.9	$ 3.3	$ –	$ 24.4
Business integration and other costs	1.0	5.1	29.0	–	35.1
Litigation settlements and other	–	–	–	(60.6)	(60.6)
Total	$ 5.2	$22.0	$32.3	$ (60.6)	$ (1.1)

	1999				
(Millions of dollars)	Personal Care	Consumer Tissue	Business-to-Business	Unallocated	Total
Business improvement programs	$16.3	$30.3	$ 2.9	$ (1.7)	$ 47.8
Business integration and other costs	–	4.5	18.1	–	22.6
Mobile pulp mill fees and related severance	–	3.8	5.2	–	9.0
Gains on asset disposals	–	–	–	(176.7)	(176.7)
Total	$16.3	$38.6	$26.2	$(178.4)	$ (97.3)

(b) Consists of other income (expense), net and expenses not associated with the business segments.

(c) Includes investments in equity companies of $705.3 million, $798.8 million and $863.1 million in 2001, 2000 and 1999, respectively.

CONSOLIDATED OPERATIONS BY GEOGRAPHIC AREA

(MILLIONS OF DOLLARS)	NET SALES 2001	NET SALES 2000	NET SALES 1999	OPERATING PROFIT[a] 2001	OPERATING PROFIT[a] 2000	OPERATING PROFIT[a] 1999	ASSETS 2001	ASSETS 2000	ASSETS 1999
United States	$ 9,327.7	$ 9,059.4	$ 8,392.5	$1,927.5	$1,937.1	$1,821.9	$ 7,691.4	$ 7,599.9	$ 6,363.1
Canada	938.3	990.3	843.4	156.9	211.3	105.3	538.2	517.0	497.5
Intergeographic items[b]	(694.7)	(673.5)	(507.4)	–	–	–	(70.8)	(79.4)	(79.0)
North America	9,571.3	9,376.2	8,728.5	2,084.4	2,148.4	1,927.2	8,158.8	8,037.5	6,781.6
Europe	2,648.4	2,474.5	2,544.7	176.2	149.7	183.3	2,474.6	2,447.3	2,404.1
Asia, Latin America and other	2,864.4	2,680.5	2,084.6	245.2	329.7	250.7	3,134.3	2,676.0	1,960.7
Combined	15,084.1	14,531.2	13,357.8	2,505.8	2,627.8	2,361.2	13,767.7	13,160.8	11,146.4
Intergeographic items	(559.7)	(549.2)	(351.0)	–	–	–	(272.4)	(136.5)	(136.0)
Unallocated – net[c]	–	–	–	(167.6)	6.0	74.2	1,512.3	1,455.5	1,805.1
Consolidated	$14,524.4	$13,982.0	$13,006.8	$2,338.2	$2,633.8	$2,435.4	$15,007.6	$14,479.8	$12,815.5

(a) Included in geographic operating profit are the following unusual items:

2001

(Millions of dollars)	U.S.	Canada	Europe	Asia, Latin America and other	Unallocated	Total
North American mill closing and other write-offs	$ 52.6	$ –	$ –	$ –	$ –	$ 52.6
Latin American asset plan	–	–	–	32.5	–	32.5
Business improvement programs	38.9	2.6	2.5	11.5	–	55.5
Business integration and other costs	15.4	–	10.1	1.3	2.3	29.1
Arbitration settlements	–	–	–	–	43.2	43.2
Total	$106.9	$2.6	$12.6	$45.3	$45.5	$212.9

2000

(Millions of dollars)	U.S.	Canada	Europe	Asia, Latin America and other	Unallocated	Total
Business improvement programs	$ 6.1	$1.1	$17.2	$ –	$ –	$24.4
Business integration and other costs	28.8	.3	6.0	–	–	35.1
Litigation settlements and other	–	–	–	–	(60.6)	(60.6)
Total	$34.9	$1.4	$23.2	$ –	$(60.6)	$(1.1)

1999

(Millions of dollars)	U.S.	Canada	Europe	Asia, Latin America and other	Unallocated	Total
Business improvement programs	$20.5	$5.6	$31.3	$(7.9)	$ (1.7)	$ 47.8
Business integration and other costs	17.4	–	5.2	–	–	22.6
Mobile pulp mill fees and related severance	9.0	–	–	–	–	9.0
Gains on asset disposals	–	–	–	–	(176.7)	(176.7)
Total	$46.9	$5.6	$36.5	$(7.9)	$(178.4)	$ (97.3)

(b) Net sales include $431.1 million, $409.2 million and $287.6 million by operations in Canada to the U.S. in 2001, 2000 and 1999, respectively.

(c) Operating profit consists of other income (expense), net and expenses not associated with geographic areas. Assets include investments in equity companies of $705.3 million, $798.8 million and $863.1 million in 2001, 2000 and 1999, respectively.

EQUITY COMPANIES' DATA BY GEOGRAPHIC AREA

(MILLIONS OF DOLLARS)	NET SALES	GROSS PROFIT	OPERATING PROFIT	NET INCOME	KIMBERLY-CLARK'S SHARE OF NET INCOME
For the year ended:					
December 31, 2001					
Latin America	$1,872.3	$721.7	$490.3	$304.0	$140.6
Asia, Australia and Middle East[(a)]	281.4	110.4	40.7	28.3	13.8
Total	$2,153.7	$832.1	$531.0	$332.3	$154.4
For the year ended:					
December 31, 2000					
Latin America	$1,902.5	$730.2	$514.7	$339.1	$158.5
Asia, Australia and Middle East[(b)]	602.1	242.1	88.9	56.9	27.9
Total	$2,504.6	$972.3	$603.6	$396.0	$186.4
For the year ended:					
December 31, 1999					
Latin America	$1,611.6	$638.9	$477.7	$334.1	$154.0
Asia, Australia and Middle East	714.0	263.1	98.6	73.4	35.6
Total	$2,325.6	$902.0	$576.3	$407.5	$189.6

(a) As of July 1, 2001, the Corporation consolidated K-C Australia Pty., its Australian affiliate, in which the Corporation made an additional investment to gain majority ownership.
(b) As of March 31, 2000, the Corporation consolidated Hogla-Kimberly Limited, its Israeli affiliate, in which the Corporation made an additional investment to gain majority ownership.

(MILLIONS OF DOLLARS)	CURRENT ASSETS	NON-CURRENT ASSETS	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	STOCKHOLDERS' EQUITY
December 31, 2001					
Latin America	$ 892.3	$1,291.2	$551.7	$482.6	$1,149.2
Asia and Middle East	25.5	29.3	21.1	.6	33.1
Total	$ 917.8	$1,320.5	$572.8	$483.2	$1,182.3
December 31, 2000					
Latin America	$ 846.6	$1,172.0	$496.7	$382.7	$1,139.2
Asia, Australia and Middle East	163.9	270.7	92.7	151.1	190.8
Total	$1,010.5	$1,442.7	$589.4	$533.8	$1,330.0
December 31, 1999					
Latin America	$ 860.6	$1,076.4	$428.8	$400.9	$1,107.3
Asia, Australia and Middle East	254.0	391.7	143.3	194.1	308.3
Total	$1,114.6	$1,468.1	$572.1	$595.0	$1,415.6

Equity companies are principally engaged in operations in the Personal Care and Consumer Tissue businesses.

Kimberly-Clark de Mexico, S.A. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 2001, the Corporation's investment in this equity company was $488.1 million, and the estimated fair value of the investment was $1.8 billion based on the market price of publicly traded shares.

Kimberly-Clark Corporation,
Its Directors and Stockholders:

We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Dallas, Texas
February 8, 2002

The management of Kimberly-Clark Corporation is responsible for conducting all aspects of the business, including the preparation of the consolidated financial statements in this annual report. The consolidated financial statements have been prepared using generally accepted accounting principles considered appropriate in the circumstances to present fairly the Corporation's consolidated financial position, results of operations and cash flows on a consistent basis. Management also has prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

As can be expected in a complex and dynamic business environment, some financial statement amounts are based on management's estimates and judgments. Even though estimates and judgments are used, measures have been taken to provide reasonable assurance of the integrity and reliability of the financial information contained in this annual report. These measures include an effective control-oriented environment in which the internal audit function plays an important role, an Audit Committee of the board of directors that oversees the financial reporting process, and independent audits.

One characteristic of a control-oriented environment is a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition, designed to provide reasonable assurance to management and the board of directors regarding preparation of reliable published financial statements and such asset safeguarding. The system is supported with written policies and procedures, contains self-monitoring mechanisms and is audited by the internal audit function. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to financial statement preparation and such asset safeguarding.

The Corporation also has adopted a code of conduct that, among other things, contains policies for conducting business affairs in a lawful and ethical manner everyplace in which it does business, for avoiding potential conflicts of interest and for preserving confidentiality of information and business ideas. Internal controls have been implemented to provide reasonable assurance that the code of conduct is followed.

The consolidated financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP. During their audits, independent auditors were given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders and the board of directors and all committees of the board. Management believes that all representations made to the independent auditors during their audits were valid and appropriate.

During the audits conducted by both the independent auditors and the internal audit function, management received recommendations to strengthen or modify internal controls in response to developments and changes. Management has adopted, or is in the process of adopting, all recommendations that are cost effective.

The Corporation has assessed its internal control system as of December 31, 2001, in relation to criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2001, its system of internal control over the preparation of its published interim and annual consolidated financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.

Wayne R. Sanders
Chairman of the Board and
Chief Executive Officer

Thomas J. Falk
President and
Chief Operating Officer

John W. Donehower
Senior Vice President and
Chief Financial Officer

February 8, 2002

BOARD OF DIRECTORS
(As of March 1, 2002)

Wayne R. Sanders[3]
Chairman of the Board and Chief Executive Officer,
Kimberly-Clark Corporation

John F. Bergstrom[3,5]
Chairman and Chief Executive Officer,
Bergstrom Corporation,
Neenah, WI

Pastora San Juan Cafferty[2,4]
Professor, School of Social Service Administration,
University of Chicago,
Chicago, IL

Paul J. Collins[1,3]
Retired Vice Chairman,
Citigroup Inc.,
New York, NY

Robert W. Decherd[1,4]
Chairman of the Board, President and
Chief Executive Officer,
Belo Corp.,
Dallas, TX

Thomas J. Falk
President and Chief Operating Officer,
Kimberly-Clark Corporation

William O. Fifield[3,5]
Partner,
Sidley Austin Brown & Wood,
Dallas, TX

Claudio X. Gonzalez
Chairman of the Board and Managing Director,
Kimberly-Clark de Mexico, S.A. de C.V.,
Mexico City, Mexico

Linda Johnson Rice[1,5]
President and Chief Operating Officer,
Johnson Publishing Company, Inc.,
Chicago, IL

Wolfgang R. Schmitt[1,5]
Chief Executive Officer,
Trends 2 Innovation,
Wooster, OH

Marc J. Shapiro[2,4]
Vice Chairman,
J.P. Morgan Chase & Co.,
New York, NY

Randall L. Tobias[2,5]
Chairman Emeritus,
Eli Lilly and Company,
Indianapolis, IN

1 Audit Committee – Chairman, Paul J. Collins
2 Compensation Committee – Chairman, Randall L. Tobias
3 Executive Committee – Chairman, Wayne R. Sanders
4 Nominating Committee – Chairperson, Pastora San Juan Cafferty
5 Corporate Governance Committee – Chairman, John F. Bergstrom

OFFICERS
(As of March 1, 2002)

Chairman of the Board and Chief Executive Officer
Wayne R. Sanders[1]

President and Chief Operating Officer
Thomas J. Falk[1]

Executive Vice President
Kathi P. Seifert[1]

Group Presidents
Robert E. Abernathy[1]
Juan Ernesto de Bedout
Paul S. Geisler
Claudio X. Gonzalez[2]
Steven R. Kalmanson[1]
W. Dudley Lehman
Robert P. van der Merwe

Sector/Unit Presidents
Linda L. Bartelt
Joanne B. Bauer
Roberto Berardi
Mark S. Cross
Sean T. Erwin
Ronald W. Huggins
Terry E. Kinnamon
Timothy J. Lehman
James B. Meyer
Bruce H. Paynter
Jan B.C. Spencer
James R. Steffen
Robert D. Thibault

Senior Vice Presidents
Tina S. Barry
John W. Donehower[1]
(also Chief Financial Officer)
O. George Everbach[1]
(also General Counsel)
Mark R. Hunsader

Vice Presidents
William A. Abba
John Amat
Suhas Apte
Terence N. Assink
Jerry W. Baker
Andrew C. Barfoot
David L. Bernard
Jane M. Boulware
Rosalind G. Brewer
Robert J. Brock
Thomas D. Brown
Mark A. Buthman
Daniel A. Clarahan
Edward W. Clayton
Thomas J. Davis
John C. Dodd
David W. Dusendschon
Timothy C. Everett
D. Mark Foreste
W. Anthony Gamron
(also Treasurer)
Alan Goda
Lizanne C. Gottung
James N. Gross
Steven A. Harmon
Randolph J. Hill
T. Clay Hood
Richard B. Huckerby
Mark D. Jamison
Ian M. Jones
John P. Larkin, Jr.
David K. Le Mahieu
Michael D. Masseth
Michael R. McConnell
Ronald D. Mc Cray
(also Associate General Counsel and Secretary)
Thomas D. Melsen
Thomas J. Mielke
James C. Morgenstern
Rodney G. Olsen
Bruce J. Olson
Barbara H. Paul
(also Assistant Secretary)
Cheryl A. Perkins
Errol W. Plowman
James M. Quayle
Robert B. Reilly
Philip C. Rundle
Dennis P. Runsten
Stephen R. Schotta
Mark A. Scott
Danny M. Smith
Gary C. Springer
Robert N. Stargel
Kenneth A. Strassner
Mario B. Szeinbaum
Gary J. Tonies
Simon L. Tregoning
Laurence R. Turner
Jolene L. Varney
Randy J. Vest[1]
(also Controller)
Glen M. Watts
Kent E. Willetts
Thomas E. Wilson
Paul S. Woon
Steven D. Ziessler

Assistant Controllers
Michael T. Azbell
Gary W. Childers
Deborah R. Frank
Thomas J. Makinson
(Controller – Europe, Middle East and Africa)
Paul F. McGuire
Stephen E. Purol
Bruce Veldman

Assistant Secretaries
Jackie A. Bates
Nancy Lee Carter
Clairene Jorella
Dale L. Justice

Assistant Treasurers
L. Robert Frazier
Bonnie C. Lind

1 Officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.
2 Officer of equity company only.

WORLDWIDE MANUFACTURING FACILITIES
(As of December 31, 2001)

UNITED STATES

Alabama
Mobile
Arkansas
Conway
Maumelle
California
Fullerton
Connecticut
New Milford
Georgia
LaGrange
Idaho
Pocatello
Kentucky
Owensboro
Michigan
Munising
Mississippi
Corinth
Hattiesburg
North Carolina
Hendersonville
Lexington
Oklahoma
Jenks
Pennsylvania
Chester
South Carolina
Beech Island
Tennessee
Loudon
Texas
Del Rio
Fort Worth
Paris
San Antonio
Utah
Draper
Ogden
Washington
Everett
Wisconsin
Marinette
Neenah
Whiting

OUTSIDE THE U.S.

Argentina
*Bernal
Pilar
San Luis
Australia
Albury
Ingleburn
Lonsdale
Millicent
Tantanoola
Warwick Farm
Bahrain
*East Riffa
Belgium
Duffel
Bolivia
La Paz
Santa Cruz
Brazil
*Bahia
Barueri
*Correia Pinto
*Cruzeiro
*Mogi das Cruzes
Porto Alegre
*São Paulo
Suzano
Canada
Huntsville, Ontario
New Glasgow, Nova Scotia
St. Hyacinthe, Quebec
Terrace Bay, Ontario
Chile
Colina
Santiago
China
Beijing
Chengdu
Guangzhou
Nanjing
Shanghai
Wuhan
Colombia
Barbosa
Guarne
Pereira
Puerto Tejada
Tocancipa
*Villa Rica
Costa Rica
Belen
Cartago
Czech Republic
Jaromer
Litovel
Dominican Republic
Santo Domingo
Ecuador
Babahoyo
Mapasingue
El Salvador
Sitio del Niño
France
Rouen
Villey-Saint-Etienne
Germany
Forchheim
Koblenz
Mainz
Reisholz
Guatemala
Poza Verde
Honduras
Villanueva
India
*Pune
Indonesia
Jakarta
*Medan
Israel
Afula
Hadera
Italy
Alanno
Patrica
Romagnano
Villanovetta
Japan
Shiga
Korea
Anyang
Kimcheon
Taejon
Malaysia
Kluang
Mexico
Acuna
*Bajio
*Cuautitlan
*Ecatepec
Empalme
Magdalena
*Morelia
*Naucalpan
Nogales
*Orizaba
*Ramos Arizpe
*San Rafael
*Texmelucan
*Tlaxcala
Peru
Puente Piedra
Villa
Philippines
San Pedro, Laguna
Puerto Rico
Toa Alta
Saudi Arabia
*Al-Khobar
Slovak Republic
Piestany
South Africa
Cape Town
Springs
Spain
Aranguren
Arceniega
Calatayud
Salamanca
Telde, Canary Islands
Switzerland
Balsthal
Niederbipp
Reichenburg
Taiwan
Chung Li
Hsin-Ying
Neihu
Ta-Yuan
Thailand
Hat Yai
Pathumthani
Samut Prakarn
Turkey
Istanbul
United Kingdom
Barrow
Barton-upon-Humber
Flint
Northfleet
Venezuela
Maracay
Vietnam
Binh Duong
Hanoi

**Equity company production facility*

Transfer Agent, Registrar and Dividend Disbursing Agent

EquiServe Trust Company, N.A. is the Transfer Agent, Registrar and Dividend Disbursing Agent for the Company's common stock and is responsible for maintaining shareholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, or information regarding Kimberly-Clark's Dividend Reinvestment and Stock Purchase Plan should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Telephone: 800-730-4001
Internet: http://www.equiserve.com

Dividends and Dividend Reinvestment Plan

Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second day of January, April, July and October. The Automatic Dividend Reinvestment service of EquiServe Trust Company, N.A. is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

KMB Listed NYSE

Stock Exchanges

Kimberly-Clark common stock is listed on the New York, Chicago and Pacific stock exchanges. The ticker symbol is KMB.

Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held at the Company's World Headquarters, 351 Phelps Drive, Irving, Texas, at 11:00 a.m. on Thursday, April 25, 2002.

Investor Relations

Securities analysts, portfolio managers and representatives of institutional investors seeking information about the Company should contact Michael D. Masseth, Vice President – Investor Relations, at 972-281-1478. Investors may also obtain information about Kimberly-Clark and copies of documents released by the Company by calling 800-639-1352.

Calendar

Kimberly-Clark's fiscal year ends December 31. The annual report is distributed in March.

SEC Form 10-K and Other Information/Company Web Site

Stockholders and others will find the Company's financial information, press releases and other information on the Company's Web site at www.kimberly-clark.com. There is a direct link from the Web site to the Securities and Exchange Commission (SEC) filings via the EDGAR database, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1521 to obtain a hard copy of these reports without charge.

Employees and Stockholders

In its worldwide consolidated operations, Kimberly-Clark had 64,200 employees as of December 31, 2001. Equity companies had an additional 9,800 employees. The Corporation had 46,373 stockholders of record and 521.0 million shares of common stock outstanding as of the same date.

Trademarks

The brand names mentioned in this report – Andrex, Ballard, Classic Crest, Cottonelle, Cottonelle Fresh, Depend, Depend Plenitud, GoodNites, Huggies, Joy, Kimberly-Clark, Kleenex, Kotex, Lightdays, Little Swimmers, Page, Poise, Pull-Ups, Safeskin, Scott, Scottex, Scottfold, Surpass, Tecnol, Viva and WypAll – are trademarks of Kimberly-Clark Corporation or its affiliates.

The 2001 Annual Report is printed on Classic Crest papers, super-smooth finish, avon brilliant white. These papers are produced by Kimberly-Clark's Neenah Paper Sector.

DESIGN: RKC! (ROBINSON KURTIN COMMUNICATIONS! INC)
PRINTING: GEORGE RICE & SONS

Kimberly-Clark products make a difference in people's lives. They aid in child development, promote good health and hygiene, preserve dignity and help family members care for one another. We follow that same philosophy in our philanthropy by committing funds to support and strengthen families around the world. □

For 150 years, families have been at the center of the YMCA's mission. With that as a common sense of purpose, Kimberly-Clark and the YMCA joined together in 2001 to—as the Y says—build strong kids, strong families and strong communities. □ Our four-year, $8.6 million grant to the YMCA of the USA has already begun broadening awareness of the Y's programs in a number of ways, most notably through a national television campaign featuring civil rights leader Dr. Martin Luther King Jr. and former astronaut, Senator John Glenn, each of whom was "just another kid at the Y" before becoming an American hero. □ Our partnership also will provide 142 Super Family Grants worth $10,000 each to YMCAs in K-C communities. These grants will fund activities that strengthen families, from parent-tot swim lessons and family fitness programs to multigenerational activities and sick-child day care. □

We support families in nontraditional ways, too. The AIDS epidemic has orphaned more than 13 million children worldwide, millions of whom now bear the burden of heading their households. Children raising children—nontraditional families by anyone's standard. □ Moved by the plight of these orphans and having the ability to positively affect their lives, we partnered in 2001 with the U.S. Fund for UNICEF, the United Nations Children's Fund, by donating $2.6 million over four years. Our donation will strengthen UNICEF's Child-Headed Households Program, which offers these children building blocks for a better life: health services, nutrition, grief counseling, community care, group homes, access to education and legal advice. □

And then there were the families who on September 11 faced their darkest moment. We responded first with our hearts and then with our resources, both financially—with a $1 million gift to the American Red Cross—and through product donations that provided assistance to relief workers. □

From helping meet the ever-changing needs of America's families. . .to supporting nontraditional families created by a global epidemic. . .to easing the harsh realities of families struck by tragedy, Kimberly-Clark made a difference in 2001. And of that we're proud. □

For more information on the YMCA of the USA, the Child-Headed Households Program and other UNICEF programs or the American Red Cross, visit these Web sites: www.ymca.net, www.unicefusa.org and www.redcross.org.

GLOBAL CITIZEN OUR GIVING SUPPORTS AND STRENGTHENS FAMILIES.

FIVE KEYS TO GLOBAL GROWTH KIMBERLY-CLARK 2001 ANNUAL REPORT

World Headquarters
P.O. Box 619100
Dallas, Texas 75261-9100
Toll-Free Investor Information: 800.639.1352
www.kimberly-clark.com


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